     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 15, 1997


                                                      REGISTRATION NO. 333-20577
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 4

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                              TRITON SYSTEMS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            MISSISSIPPI                             3578                             64-0628980
  (STATE OR OTHER JURISDICTION OF       (PRIMARY STANDARD INDUSTRIAL              (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)       CLASSIFICATION CODE NUMBER)             IDENTIFICATION NO.)

                            ------------------------
                            522 EAST RAILROAD STREET
                              LONG BEACH, MS 39560
                                 (601) 868-1317
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------
                               ERNEST L. BURDETTE
                                   PRESIDENT
                              TRITON SYSTEMS, INC.
                            522 EAST RAILROAD STREET
                              LONG BEACH, MS 39560
                                 (601) 868-1317

 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------
                                   COPIES TO:

           MICHAEL J. RICCIO, JR., ESQUIRE                           JOHN A. BURGESS, ESQUIRE
               THOMAS M. CAMP, ESQUIRE                               BRENT B. SILER, ESQUIRE
             HUTCHINS, WHEELER & DITTMAR                                HALE AND DORR LLP
              A PROFESSIONAL CORPORATION                                 60 STATE STREET
                  101 FEDERAL STREET                               BOSTON, MASSACHUSETTS 02109
             BOSTON, MASSACHUSETTS 02110                                  (617) 526-6000
                    (617) 951-6600

                            ------------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
                            ------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. [ ] _____________

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ] _____________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------
                       CALCULATION  OF  REGISTRATION  FEE


=================================================================================================================
                                                                                     PROPOSED
                                                                     PROPOSED        MAXIMUM
                                                    AMOUNT           MAXIMUM        AGGREGATE       AMOUNT OF
TITLE OF EACH CLASS OF SECURITIES                   TO BE         OFFERING PRICE     OFFERING      REGISTRATION
  TO BE REGISTERED                              REGISTERED(1)      PER SHARE(2)      PRICE(2)         FEE(3)
-----------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share.......   3,175,000 shares      $9.00        $28,575,000        $8,660
=================================================================================================================



(1) Includes 375,000 shares which the Underwriters have the option to purchase from the Company solely to cover over-allotments, if any. See
    "Underwriting."

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.
(3) Previously paid.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
================================================================================

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                  SUBJECT TO COMPLETION, DATED APRIL 15, 1997



                                2,800,000 SHARES

                             [TRITON SYSTEMS LOGO]
                                  COMMON STOCK


     All of the 2,800,000 shares of Common Stock offered hereby are being sold by Triton Systems, Inc. ("Triton" or the "Company"). Of the 2,800,000 shares of Common Stock offered hereby, 2,500,000 shares are being offered by the Underwriters at the Price to Public (the "Underwritten Offering") and an aggregate of up to 300,000 shares are being offered by the Company at the Price to Public less the Underwriting Discount to Summit Ventures IV, L.P. ("Summit Ventures IV") and Summit Investors III, L.P. ("Summit Investors"), each an existing stockholder of the Company (the "Concurrent Offering"). Any shares not purchased in the Concurrent Offering will be added to the shares offered by the Underwriters. The closing of the Concurrent Offering is contingent upon the closing of the Underwritten Offering, and vice versa. Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the Price to Public will be $9.00 per share. See "Underwriting" for a discussion of factors to be considered in determining the initial public offering price. The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "TRTN."


     SEE "RISK FACTORS" COMMENCING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

=====================================================================================================
                                                         Price to      Underwriting    Proceeds to
                                                          Public       Discount(1)      Company(2)
-----------------------------------------------------------------------------------------------------
Per Share............................................        $              $               $
Total(3)(4)..........................................        $              $               $
=====================================================================================================

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.

(2) Before deducting expenses payable by the Company estimated at $600,000.


(3) Does not include an aggregate of 300,000 shares to be offered by the Company
    in the Concurrent Offering to certain parties at $     per share (the Price
    to Public less the Underwriting Discount), resulting in additional Proceeds
    to Company of $          .



(4) The Company has granted to the Underwriters a 30-day option to purchase up to 375,000 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise this option in full,
    the Price to Public will total $            , the Underwriting Discount will
    total $            and the Proceeds to Company will total $            . See
    "Underwriting."


     The shares of Common Stock offered in the Underwritten Offering are offered by the several Underwriters named herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the certificates representing such shares will be made against payment therefor at the office of Montgomery Securities on or
about                    , 1997.

                             ---------------------

MONTGOMERY SECURITIES

                   SMITH BARNEY INC.

                                             THE ROBINSON-HUMPHREY COMPANY, INC.

                                           , 1997

                                  [Graphics]










     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OFFERED HEREBY, INCLUDING THE ENTRY OF STABILIZING BIDS, SYNDICATE COVERING TRANSACTIONS OR THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by reference to the more detailed information and the Financial Statements and Notes thereto appearing elsewhere in this Prospectus. Except as otherwise noted, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. See "Underwriting." All share and per share data in this Prospectus have been adjusted to give effect to a 1.65-for-1 stock split in the form of a stock dividend effected on January 27, 1997, and gives effect to the conversion of the Company's Non-Voting Common Stock into Common Stock, which will occur automatically upon the closing of the offering.
                                  THE COMPANY

     The Company is a leading manufacturer and marketer of automated teller machines ("ATMs") in the United States. The Company designs, manufactures, markets and sells primarily focused-function ATMs (also known as cash dispensers), which are intended to operate profitably at significantly lower transaction volumes than conventional ATMs. Conventional ATMs typically dispense cash, accept deposits, transfer funds between accounts and provide account balances. Focused-function ATMs, such as those manufactured by the Company, perform all of these functions, other than accepting deposits. Focused-function ATMs are suitable for locations such as convenience stores, hotels, casinos, grocery stores, fast food restaurants, department stores, gas stations, malls, campuses and entertainment complexes, including movie theaters, amusement parks and race tracks ("off-premise locations"), in addition to bank and credit union branches ("on-premise locations"). According to The Nilson Report, the Company shipped the third largest number of ATMs in the United States in 1996, with its shipments accounting for 16% of all ATMs shipped in the United States in that year, which represents a 1996 market share in the United States of 16%, based on units shipped. The Company also designs, manufactures, markets and sells other financial hardware products such as scrip terminals (countertop ATMs that provide a voucher redeemable for cash), ATM demonstration machines and card activators. The Company continues to position itself to capitalize on emerging opportunities in the transaction and payment processing industry.

     According to industry sources, ATM shipments in the United States increased from 8,527 in 1991 to 34,307 in 1996, for a compound annual growth rate of 37%. From 1991 to 1995, the number of installed ATMs in the United States grew from 83,545 to 122,706, for a compound annual growth rate of 10%. Worldwide, the number of ATMs shipped in 1995 was 117,658, and the number of ATMs installed at the end of 1995 was 618,296.

     According to The Nilson Report, focused-function ATMs represented approximately 61% of total 1996 ATM shipments in the United States. The Company estimates, based on industry sources, that unit sales of focused-function ATMs in the United States grew by 67% from 1995 to 1996, while unit sales of conventional ATMs grew by 14% over the same period. The Company believes that the two primary reasons for the faster growth of focused-function ATMs are (i) increased deployment of ATMs in off-premise locations and (ii) the attractive economics of owning and operating a focused-function ATM.

     The number of ATMs deployed at off-premise locations in the United States has increased from 18,380 in 1991 to 38,039 in 1995, for a compound annual growth rate of 19.9%, as compared to the increase of ATMs installed at on-premise locations from 65,165 to 84,667 over the same period, for a compound annual growth rate of 6.8%. Factors contributing to the increased deployment of ATMs in off-premise locations include consumer demand for cash at these locations and the competitive advantage an ATM can give a retailer through increased customer traffic and incremental revenues. According to Convenience Store Decisions 1995 Sales Trend Handbook, the typical ATM customer will spend 20%-25% more than a non-ATM customer in a convenience store. The Company estimates that the potential market for focused-function ATMs includes over 700,000 off-premise locations in the United States.

     Economic factors that make focused-function ATMs attractive to own and operate include (i) retail prices and monthly operating costs which the Company estimates are 35%-70% lower than those of conventional ATMs and (ii) incremental revenues available from surcharge fees. Due to these attractive economics, the Company believes that the number of ATM transactions necessary to break even with a focused-function ATM is less than half that required for a conventional ATM.

     Triton's net sales increased to $41.0 million in 1996 from $21.0 million in 1995 and $3.2 million in 1994. Income from operations increased to $14.4 million in 1996 from $7.4 million in 1995 and $371,000 in 1994. At

January 27, 1997, the Company had outstanding indebtedness under its existing bank credit facility of $29.8 million. The Company intends to use the net proceeds of this offering, together with a portion of the Company's existing cash, to repay indebtedness under its existing bank credit facility. After this offering, the maximum amount the Company will be permitted to borrow under this facility will be $30.0 million (of which $3.0 million will be outstanding on a pro forma, as adjusted basis as of December 31, 1996) and the Company may make borrowings thereunder in the future to fund its working capital requirements.


     The Company's strategy is to strengthen its leadership position as a supplier of focused-function ATMs, to expand its presence in the ATM and related product markets by leveraging its core competency in the focused-function ATM market, and to exploit new opportunities in the transaction and payment processing industry as they develop. Key elements of this strategy are to: (i) build upon the Company's existing distribution channels to penetrate new domestic geographic markets; (ii) penetrate the domestic bank and credit union ATM market; (iii) develop a presence in the international ATM market; (iv) continue to upgrade the functionality of its products and develop new products that capitalize on emerging opportunities; (v) continue to emphasize the Company's cost-effective operations; and (vi) maintain short delivery schedules and a high level of customer service.

     The Company currently offers five models of focused-function ATMs targeted at locations with lower ATM transaction volumes. The Company's operations emphasize cost-effectiveness principally by outsourcing the manufacture of many components used in its products, utilizing an established distribution network instead of maintaining a large direct sales force, and locating the manufacturing facility in an area where operating and labor costs are typically lower than in many other regions of the United States.

     On July 25, 1996, the Company completed a recapitalization (the "Recapitalization"), pursuant to which the Company repurchased an aggregate of approximately 55% of its then outstanding shares of Common Stock from its founders and certain other stockholders (collectively, the "Original Stockholders") and entered into a series of related financing transactions. See "Certain Transactions."

     The Company was incorporated in Mississippi in August 1979. The Company's principal executive offices are located at 522 East Railroad Street, Long Beach, Mississippi, and its telephone number is (601) 868-1317.

                                  RISK FACTORS

     The Common Stock offered hereby involves a high degree of risk, including: dependence on a single, recently introduced product line; potential fluctuations in operating results; effects of potential limitations on surcharging by ATM owners; dependence on key suppliers; competition; dependence upon principal distributors; reliance on third-party distribution channels for product sales and service; management of expanding operations; technological change and new products; reliance on centralized manufacturing; exposure to natural disasters; risks associated with international expansion; dependence on proprietary technology; reliance on third-party licenses; dependence on key personnel and employees; warranty claims; product liability; need for additional capital; control by existing stockholders; benefits of offering to certain stockholders; shares eligible for future sale; no prior trading market for the Common Stock; potential volatility of stock price; certain anti-takeover provisions; and dilution. See "Risk Factors."

                                  THE OFFERING


Common Stock offered in the Underwritten Offering...   2,500,000 shares
Common Stock offered in the Concurrent Offering.....     300,000 shares(1)
Common Stock to be outstanding after the offering...  15,208,288 shares(2)
Use of proceeds.....................................  To repay bank indebtedness
Proposed Nasdaq National Market symbol..............  TRTN


---------------


(1) Represents shares to be offered directly by the Company in the Concurrent Offering. Any shares not purchased in the Concurrent Offering will be added to the shares offered by the Underwriters in the Underwritten Offering. The closing of the Concurrent Offering is contingent upon the closing of the Underwritten Offering, and vice versa. Summit Ventures IV and Summit Investors have expressed a desire to purchase up to 300,000 of the shares being offered in the Concurrent Offering. See "Principal Stockholders" and "Underwriting."


(2) Excludes: (i) 433,655 shares of Common Stock issuable upon exercise of stock options outstanding as of February 28, 1997, with a weighted average exercise price of $2.99 per share, of which options to purchase 263,706 shares of Common Stock were then exercisable, and (ii) 32,109 shares of Common Stock which are reserved for issuance under a warrant issued by the Company to an affiliate of its senior lender. An additional 1,358,052 shares of Common Stock have been reserved for issuance under the Company's stock plans. See "Management -- Stock Plans" and "Description of Capital
    Stock -- Bank Warrant."

--------------------------------------------------------------------------------

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                    YEAR ENDED DECEMBER 31,
                                                                 ------------------------------
                                                                  1994       1995        1996
                                                                 ------     -------     -------
STATEMENT OF OPERATIONS DATA
Net sales......................................................  $3,236     $21,008     $40,968
Gross profit...................................................   1,288      11,761      19,618
Income from operations.........................................     371       7,418      14,382
Net income applicable to common stockholders(1)................     233       4,714      10,582
Net income applicable to common stockholders -- per common
  share........................................................  $ 0.02     $  0.37
Pro forma net income applicable to common stockholders(2)......                           8,217
Pro forma net income applicable to common stockholders -- per
  common share(2)..............................................                         $  0.65
Weighted average shares outstanding(3).........................  12,731      12,731      12,731


                                                                       DECEMBER 31, 1996
                                                              ------------------------------------
                                                                                      PRO FORMA
                                                                           PRO            AS
                                                               ACTUAL    FORMA(4)   ADJUSTED(4)(5)
                                                              --------   --------   --------------
BALANCE SHEET DATA
Working capital.............................................  $  9,340   $  8,813      $  4,821
Total assets................................................    13,676     13,149         9,157
Revolving credit facility...................................     8,000     29,818         2,990
Mandatorily redeemable preferred stock......................    22,094         --            --
Total stockholders' equity (deficit)........................   (19,819)   (20,070)        2,766


---------------

(1) From January 1, 1996 through July 25, 1996, the Company elected to be taxed as a Subchapter S corporation for federal (and certain state) income tax purposes and, accordingly, the Company was not subject to corporate income taxes for that period.

(2) Gives effect to: (i) additional interest expense (net of taxes), as if the additional $21.8 million borrowed under the Company's existing senior credit facility on January 24, 1997 to fund in part the redemption of the Company's Series A Preferred Stock and Series B Preferred Stock (the "Redeemable Preferred Stock") had been incurred on July 25, 1996, the date of the Recapitalization; (ii) the elimination of the accretion of $965,000 of dividends and redemption value on the Redeemable Preferred Stock to reflect such redemption; and (iii) additional income tax expense of $2.85 million, as if the Company had been subject to federal and state income taxes during the period January 1, 1996 through July 25, 1996.

(3) See Notes 1 and 13 to Financial Statements for an explanation of the determination of the number of shares used in computing per share amounts.

(4) Gives effect to the following transactions as if they had occurred on December 31, 1996: (i) the redemption of the Redeemable Preferred Stock;
    (ii) the related incurrence of an additional $21.8 million of borrowings under the Company's existing senior credit facility; and (iii) the recognition of a non-recurring non-cash charge of $251,000 associated with the unamortized portion of the excess of the face amount of the Series A Preferred Stock over the fair market value of the Series A Preferred Stock as determined by a third-party appraisal.


(5) As adjusted to give effect to the sale by the Company of the 2,800,000 shares of Common Stock offered by it hereby and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

--------------------------------------------------------------------------------

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of the Common Stock offered by this Prospectus. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON SINGLE, RECENTLY INTRODUCED PRODUCT LINE

     Substantially all of the Company's revenues are derived, and are expected to continue to be derived, from sales of the Company's focused-function ATMs, a product line which was first introduced by the Company in 1994. There can be no assurance that the Company's ATM products will achieve widespread and lasting market acceptance. Because of this product concentration, a decline in demand for these products, or an increase in competition, could have a material adverse effect on the Company's business, results of operations and financial condition. The Company's future financial performance will depend in part on the successful development, introduction and customer acceptance of new ATM products and other products. There can be no assurance that the Company will be successful in designing, manufacturing, marketing and selling any new products. Accordingly, the Company's future success will continue to depend in large part on the sale of its focused-function ATMs. See "Business -- Products."

POTENTIAL FLUCTUATIONS IN OPERATING RESULTS

     The Company's recent growth in revenues and profits should not be considered indicative of future results. There can be no assurance that any of the Company's business strategies will be successful or that the Company will be able to sustain growth on a quarterly or annual basis. The Company's quarterly and annual operating results may vary significantly from period to period depending on factors such as the volume and timing of orders received during the period, the timing of new product introductions by the Company and its competitors, the impact of price competition on the Company's selling prices, the availability and pricing of components for the Company's products, changes in product or distribution channel mix, changes in operating expenses, changes in the Company's strategy, personnel changes and general economic factors. Many of these factors are beyond the Company's control. The volume and timing of orders received during a particular period is difficult to forecast. Customers generally order the Company's products on an as-needed basis, and accordingly the Company has historically operated with a relatively small backlog. In addition, a significant portion of the Company's sales are derived from a limited number of distributors, the loss of one or more of which could have a materially adverse effect on the Company's business, results of operations and financial condition. Notwithstanding the difficulty in forecasting future sales and the relatively small level of backlog at any given time, the Company generally must plan production, order components and undertake its development, sales and marketing activities and other commitments months in advance. Accordingly, any shortfall in sales in a given period may adversely impact the Company's results of operations due to an inability to adjust expenses or inventory during the period to match the level of sales for the period. Due to the foregoing factors, it is likely that in some future period the Company's sales or operating results will be below the expectations of securities analysts and investors. In such event, the trading price of the Company's Common Stock in the public markets could be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

EFFECTS OF POTENTIAL LIMITATIONS ON SURCHARGING BY ATM OWNERS

     The growth in the market and in the Company's sales of ATMs has been due, in part, to the ability of ATM owners to charge consumers a surcharge fee for the use of the ATM, which has resulted from the recent elimination by the Cirrus and Plus national ATM networks of their policies against the imposition of surcharges on ATM transactions. ATM owners are subject to federal and state regulations governing consumers' rights with respect to ATM transactions. Certain states have enacted legislation limiting or eliminating surcharging, and similar legislation has been introduced in several other states and in Congress.

There can be no assurance that such legislation will not be enacted in the future or that existing regulations or consumer protection laws will not be expanded to apply to fees charged in connection with ATM transactions. In addition, there can be no assurance that one or more of the national ATM networks will not reinstate their former policies prohibiting surcharging. The adoption of any such regulations, legislation or industry policies limiting or prohibiting ATM surcharges could decrease demand for the Company's products, which would have a material adverse effect on the Company's business, results of operations and financial condition.

DEPENDENCE ON KEY SUPPLIERS

     The Company outsources the manufacture of most of its components as part of its low-cost manufacturing strategy. Component level parts, both mechanical and electronic, and some complete subsystems are purchased through outside vendors. Certain parts are custom-manufactured by these outside vendors according to the Company's specifications. Several important components used in the Company's focused-function ATM, including the single cassette and multi-cassette cash dispensing subassemblies, the display screens and key pads, the business hour service cabinets and the safe-type cabinets, are obtained from single suppliers. The Company's principal suppliers are DeLaRue Systems, Ltd., Turnbull Metal Products, Inc. and Sterling Electronics Corp. The Company has identified alternative suppliers for its single cassette cash dispenser, display screen and both styles of cabinets, and is currently in the process of identifying potential alternative suppliers of multi-cassette cash dispensing subassemblies and key pads. Certain of the alternative suppliers identified by the Company currently supply other components to the Company. In the event the Company is required to obtain components from the alternative suppliers it has identified, there can be no assurance that the unit costs currently paid by the Company for these components would not increase. Moreover, the inability of the Company to obtain sufficient quantities of, or the failure of suppliers to deliver, the cash dispensing subassemblies, key pads, display screens or cabinets used in its focused-function ATMs would require the Company to change the design of the products in order to use an alternative component, which could increase the cost or delay the shipment of the Company's focused-function ATMs, which in turn would have a material adverse effect on the Company's business, results of operations and financial condition. There can be no assurance that alternative sources of supply would be available on reasonably acceptable terms, on a timely basis, or at all. The Company does not maintain any written agreements with any of its component suppliers and the Company purchases its components on a purchase order basis. Accordingly, the Company has no guaranteed supply arrangements with any of its suppliers and there can be no assurance that these suppliers will continue to meet the Company's requirements. Because the purchase of key components involves long lead times, in the event of unanticipated increases in demand for the Company's products, the Company could be unable to manufacture certain products in a quantity sufficient to meet demand. Any inability to obtain adequate deliveries of any of the components or any other circumstance that would require the Company to seek alternative sources of supply could affect the Company's ability to ship its products on a timely basis or result in increased component costs, each of which could have a material adverse effect on the Company's business, results of operations and financial condition. In order to attempt to mitigate the risk of component shortages, the Company maintains a limited inventory of components for which the Company is dependent upon sole or limited source suppliers. There can be no assurance, however, that these inventories will be sufficient, and any deficiency could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business -- Suppliers."

COMPETITION

     The markets for the Company's products are characterized by intense competition. The Company has a number of direct competitors for ATMs, the most significant of which are Diebold Incorporated (including Interbold, a joint venture between Diebold Incorporated and IBM), NCR Corporation, Fujitsu Corporation and the Tidel Division of American Medical Technologies, Inc. Many of the Company's current competitors have longer operating histories, are substantially larger, and have substantially greater financial, technical, manufacturing, marketing and other resources than the Company. As a result of their greater resources, many of such competitors are better positioned than the Company to withstand significant price competition or downturns in the economy. A number of these competitors also have substantially greater name recognition and a significantly larger installed base of products than the Company, which could provide leverage to such companies in their competition with the Company. Many competitors also offer products with more functionality and features than those offered by the Company. The Company expects competition to increase and anticipates that new competitors may enter the ATM market, particularly the focused-function ATM segment. Such increased competition may result in price reductions, reduced gross margins and loss of market share, any of which could materially adversely affect the Company's business, results of operations and financial condition. See
"Business -- Competition."

DEPENDENCE UPON PRINCIPAL DISTRIBUTORS

     A significant portion of the Company's net sales has been derived from a limited number of distributors. For the year ended December 31, 1996, two of the Company's distributors, Access Cash International and Card Capture Services, accounted for approximately 22% and 19%, respectively, of the Company's net sales. In addition, the Company's five largest distributors, in the aggregate, accounted for approximately 62% of the Company's net sales in 1996. The Company expects that it will continue to be dependent upon a limited number of distributors for a significant portion of its net sales in future periods. None of the Company's distributors are contractually obligated to purchase additional products from the Company or is prohibited from distributing competitive products. As a result of this distributor concentration, the Company's business, results of operations and financial condition could be materially adversely affected by the failure of anticipated orders from key distributors to materialize or by deferrals or cancellations of orders by these distributors. In addition, there can be no assurance that sales from distributors that have accounted for significant sales in past periods, individually or as a group, will continue or, if continued, will reach or exceed historical levels in any future period. The Company has recently received a communication from a third party distributor of the Company's ATMs seeking damages and other remedies as a result of the alleged malfunctioning of two ATM terminals operated by the distributor which resulted in the improper dispensation of cash. See
"Business -- Distribution, Sales and Marketing" and "Business -- Legal Proceedings."

RELIANCE ON THIRD-PARTY DISTRIBUTION CHANNELS FOR PRODUCT SALES AND SERVICE

     The Company markets and sells its products primarily through third-party distributors, none of which are under the direct control of the Company. The Company has a limited domestic sales and marketing organization, and is therefore dependent on the sales efforts of its distributors. The Company also relies primarily on distributors to provide service and support to end users of the ATMs manufactured by the Company. A reduction in the sales efforts by the Company's current distributors or a termination of their relationships with the Company could have a material adverse effect on the Company's business, results of operations and financial condition. There can be no assurance that the Company will be able to retain its current distributors or expand its distribution channels by entering into arrangements with new distributors. There also can be no assurance that the Company's current distributors will continue to provide an adequate level of service and support for the Company's products, or that the Company could find alternative providers of service and support on a cost-effective basis. See "Business -- Distribution, Sales and Marketing" and "Business -- Product Service and Support."

MANAGEMENT OF EXPANDING OPERATIONS

     Future growth in the Company's business could place a significant strain on the Company's limited personnel, management, financial controls and other resources. The Company's ability to manage any future expansion effectively will require it to attract, train, motivate and manage new employees successfully, to integrate new management and employees into its overall operations and to continue to improve its operational, financial and management systems and controls and facilities. The Company's executive officers and key employees (other than Mr. Bandrowski) have no experience in the management or operation of a public company. The Company's failure to manage any expansion effectively, including any failure to integrate new management controls, systems and procedures, could have a material adverse effect on the Company's business, results of operations and financial condition. The Company is currently in the process of acquiring a new management information system to handle the Company's financial, accounting and production planning and control functions. No assurance can be given that the implementation of this system will not result in disruptions to the Company's business, such as the loss of data while converting systems, errors in planning production requirements, delays in the Company's ability to timely effect periodic closings of its accounting records and other similar problems. Any such disruptions or any failure to successfully implement this new management information system in a timely manner could have a material adverse effect on the Company's business, results of operations and financial condition.

TECHNOLOGICAL CHANGE AND NEW PRODUCTS

     The Company's future growth will depend, in part, upon its ability to continue to manufacture, market and sell ATMs with cost-effective characteristics, develop and penetrate new market segments and enter and develop new markets. To achieve its objectives for continued growth, the Company must design and introduce new products with enhanced features, develop close relationships with the leading market participants and establish new distribution channels in each new market or market segment. The Company is currently beta testing a new focused-function ATM model, targeted at banks and credit unions, that conforms with the industry standard communications protocol used by most banks and credit unions to communicate with their ATMs. There can be no assurance that the Company will be successful in the development of this product, or that, if developed, it will gain acceptance in the bank and credit union segment of the ATM market. Some of the transactions currently initiated through ATMs could be accomplished in the future using emerging payment technologies, such as point-of-sale and smart-cards, which the Company does not currently support. There can be no assurance that the Company can develop products supporting these technologies or that, if developed, such products will gain market acceptance. The failure of the Company to successfully offer products supporting these emerging technologies could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business -- Product Development."

RELIANCE ON CENTRALIZED MANUFACTURING; EXPOSURE TO NATURAL DISASTERS

     All of the Company's manufacturing occurs at its headquarters facility in Long Beach, Mississippi. The Company's manufacturing operations utilize certain equipment which, if damaged or otherwise rendered inoperable, would result in the disruption of the Company's manufacturing operations. Although the Company maintains business interruption insurance and flood insurance, any extended interruption of the operations at the Company's headquarters facility would have a material adverse effect on the Company's business, results of operations and financial condition. There can be no assurance that such insurance will continue to be available on reasonable terms or at all. The Company's headquarters are also exposed to risks associated with the occurrence of natural disasters, such as hurricanes, floods and heavy rains. There can be no assurance that the Company's facilities will not be damaged by the occurrence of such a natural disaster. If such a natural disaster occurs, the Company's business, results of operations and financial condition could be materially adversely affected. See "Business -- Manufacturing."

RISKS ASSOCIATED WITH INTERNATIONAL EXPANSION

     As part of its growth strategy, the Company is seeking opportunities to expand its products into international markets and intends to focus its efforts initially on Canada, Mexico, Brazil and Columbia. In marketing its products internationally, however, the Company will face new competitors, some of whom may have established strong presence in the local market. In addition, the ability of the Company to market its products in foreign countries will be dependent on the Company's ability to establish distribution relationships with distributors in those countries, to adapt its products to operate in foreign languages and to provide the functionality desired by end users in those countries. To date, the Company has limited experience in marketing and distributing its products internationally and has not derived any sales of focused-function ATMs from international operations. There can be no assurance that the Company will be successful in marketing or distributing its products internationally. There also can be no assurance that the Company will be successful in adapting its products to different languages and functionality needs. In order for the Company to expand into certain foreign markets, including member countries of the European Union, the Company will be required to obtain certification under ISO 9000, the recognized international quality standard. The Company does not currently have ISO 9000 certification and the Company will need to expend time and financial resources in order to obtain such certification. The Company estimates that obtaining the ISO 9000 certification could take approximately 18 to 24 months. There can be no assurance that the Company will be able to obtain such certification. In addition to the uncertainty as to the Company's ability to establish an international presence, there are certain difficulties and risks inherent in doing business on an international level, such as compliance with regulatory requirements and changes in these requirements, export restrictions, tariffs and other trade barriers, limited protection of intellectual property rights, difficulties in staffing and managing international operations, longer payment cycles, problems in collecting accounts receivable, political instability, fluctuations in currency exchange rates and potentially adverse tax consequences. There can be no assurance that one or more of these factors will not have a material adverse effect on any international operations established by the Company, and consequently, on the Company's business, results of operations and financial condition.

DEPENDENCE ON PROPRIETARY TECHNOLOGY; RELIANCE ON THIRD PARTY LICENSES

     The Company does not own any issued patent, and relies primarily on trademark, copyright and trade secret law to protect its intellectual property in the United States and abroad. These laws afford only limited protection and there can be no assurances that the steps taken by the Company will prevent misappropriation of its technology. There can be no assurance that any trademark or copyright owned by the Company, or any patent, trademark or copyright obtained by the Company in the future, will not be invalidated, circumvented or challenged or that the rights granted thereunder will provide competitive advantages to the Company. In addition, the laws of some foreign countries do not protect the Company's proprietary rights as fully as do the laws of the United States. Thus, effective intellectual property protection may be unavailable or limited in certain foreign countries. There can be no assurance that competitors will not independently develop technologies that are similar or superior to the Company's technology, duplicate the Company's technology or design around any technology of the Company. Moreover, litigation may be necessary in the future to enforce the Company's intellectual property rights, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of management time and resources and could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business -- Intellectual Property."

DEPENDENCE ON KEY PERSONNEL AND EMPLOYEES

     The Company is highly dependent on the continued service of, and on its ability to attract and retain, qualified technical, marketing, sales and managerial personnel, including the Company's executive officers and key employees identified in this Prospectus. The competition for such personnel is intense, and the loss of any such persons, as well as the failure to recruit additional key technical and sales personnel in a timely manner, could have a material adverse effect on the Company's business, results of operations and financial condition. There can be no assurance that the Company will be able to continue to attract and retain the qualified personnel necessary for the development of its business. None of the Company's employees are parties to a collective bargaining agreement, and the Company is not aware of any union organizational activities with respect to its employees. There can be no assurance, however, that current conditions will continue with respect to the prevailing wage scales and labor conditions in the area from which the Company draws its labor pool or that efforts will not be made to unionize the Company's work force. Because of the Company's emphasis on cost-effectiveness, an increase in labor costs could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business -- Employees."

WARRANTY CLAIMS; PRODUCT LIABILITY

     The Company provides a limited warranty on each of its products covering manufacturing defects and premature failure. While the Company believes that its reserves for warranty claims are adequate, there can be no assurance that the Company will not experience increased warranty claims. An increase in warranty claims could have a material adverse effect on the Company's business, results of operations and financial condition. For example, in the first quarter of 1996, product and warranty claims adversely affected the Company's gross margins. The Company's products may contain undetected defects which could result in the improper dispensation of cash or other items. Although the Company has experienced only a limited number of claims of this nature to date, there can be no assurance that such defects will not occur in the future and that losses will not be suffered as a consequence. In addition, there can be no assurance that the Company will not be held liable for any losses incurred by end users as a result of criminal activity which the Company's products were intended, but unable, to prevent, or for any damages suffered by end users as a result of malfunctioning or damaged components. See "Management's Discussion and Analysis of Results of Operations and Financial Condition" and "Business -- Product Service and Support."

NEED FOR ADDITIONAL CAPITAL

     The Company believes that in order to remain competitive it may require additional financial resources over the next several years for working capital, expansion of facilities and acquisition of complementary businesses, products and technologies. There can be no assurance that the Company will be able to obtain additional financing as needed on acceptable terms or at all. See "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Liquidity and Capital Resources."

CONTROL BY EXISTING STOCKHOLDERS


     Following this offering, Summit Ventures IV, Summit Investors and Summit Subordinated Debt Fund, L.P. ("Summit Debt Fund" and, together with Summit Ventures IV and Summit Investors, the "Summit Entities") and the Company's executive officers, in the aggregate, will beneficially own approximately 80.7% of the Company's outstanding Common Stock (82.7% if Summit Ventures IV and Summit Investors were to purchase 300,000 shares in the Concurrent Offering). As a result, these stockholders, if acting together, would be able to exert substantial influence over the Company and to control matters requiring approval by the stockholders of the Company, including the election of directors, the approval of amendments to the Company's Articles of Incorporation, and the approval of a merger, consolidation or sale of substantially all of the Company's assets. The voting power of these stockholders could have the effect of delaying or preventing a change in control of the Company. See "Principal Stockholders."


BENEFITS OF OFFERING TO CERTAIN STOCKHOLDERS

     The existing stockholders of the Company will benefit from the creation of a public market for the Common Stock held by them after the closing of the offering. In connection with the Recapitalization, (i) the Summit Entities acquired shares of Series A Preferred Stock for an aggregate of $11.4 million in cash, shares of Common Stock for an aggregate of $100,000 in cash and subordinated debentures for an aggregate of $5.5 million in cash, and (ii) the Company repurchased an aggregate of approximately 55% of the then outstanding shares of Common Stock from the Original Stockholders for an aggregate consideration of $16.7 million in cash and $6.0 million in subordinated promissory notes. Immediately prior to the Recapitalization, the Company made a dividend distribution to the Original Stockholders in the form of shares of Series B Preferred Stock with an aggregate redemption value of $10.0 million. On September 26, 1996, the subordinated debentures and subordinated promissory notes issued to the Original Stockholders and the Summit Entities in the aggregate amount of $11.7 million (including accrued interest of $206,000) were repaid in full with the proceeds of borrowing under a credit facility provided by The First National Bank of Boston. In January 1997, this facility was amended to increase the credit line from $15.0 million to $30.0 million, with the proceeds used to redeem all of the outstanding Series A Preferred Stock for an aggregate redemption price of $12.0 million (including accrued dividends of $580,000), and all of the outstanding Series B Preferred Stock for an aggregate redemption price of $10.5 million (including accrued dividends of $508,000). The net proceeds of the shares offered by the Company in this offering, together with a portion of the Company's existing cash, will be used to repay amounts outstanding under the Company's credit facility. Following the closing of this offering, the Summit Entities will hold shares of Common Stock having an aggregate value equal to $61.8 million ($64.5 million if Summit Ventures IV and Summit Investors were to purchase 300,000 shares in the Concurrent Offering) and the Original Stockholders will hold shares of Common Stock having an aggregate value equal to $49.9 million, based on an assumed public offering price of $9.00 per share. See "Use of Proceeds," "Certain Transactions" and "Principal Stockholders."

SHARES ELIGIBLE FOR FUTURE SALE


     Sale of substantial amounts of shares in the public market or the prospect of such sales could adversely affect the market price of the Company's Common Stock. Upon completion of this offering, the Company will have outstanding 15,208,288 shares of Common Stock. All shares of Common Stock held by current stockholders are subject to lock-up agreements under which the holders of such shares have agreed not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of this Prospectus without the prior written consent of Montgomery Securities. Of these shares, 132,292 would otherwise be eligible for sale in the public market immediately after this offering pursuant to Rule 144(k) under the Securities Act, and 5,411,997 would otherwise be eligible for resale commencing 90 days after the effective date of this offering pursuant to Rule 144 under the Securities Act. The remaining 6,863,999 shares held by existing stockholders would otherwise become eligible for sale under Rule 144 commencing on July 26, 1997. Montgomery Securities may, in its sole discretion, and at any time without notice, release all or any portion of the securities subject to these lock-up agreements. In addition, the Company intends to file a registration statement under the Securities Act, upon the effectiveness of this offering or shortly thereafter, covering the sale of shares of Common Stock reserved for issuance under the Company's 1996 Stock Option Plan and 1997 Employee Stock Purchase Plan. As of February 28, 1997, there were options outstanding to purchase a total of 433,655 shares of the Company's Common Stock, of which 362,706 shares are subject to 180-day lock-up agreements. An additional 1,358,052 shares are reserved for future option grants. The Summit Entities and the executive officers, who hold an aggregate of 12,275,996 shares of Common Stock, will be entitled to registration rights with respect to their shares of Common Stock after the offering. In addition, an affiliate of the Company's senior lender is entitled to registration rights with respect to the shares subject to a warrant to purchase 32,109 shares of Common Stock at the initial public offering price per share, which warrant is currently exercisable. See "Shares Eligible for Future Sale" and "Underwriting."

NO PRIOR TRADING MARKET FOR COMMON STOCK; POTENTIAL VOLATILITY OF STOCK PRICE

     Prior to this offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop or be sustained after the offering. The initial public offering price will be determined through negotiations between the Company and the Representatives of the Underwriters based on several factors and may not be indicative of the market price of the Common Stock after the offering. The market price of the shares of Common Stock may be highly volatile and may be significantly affected by factors such as actual or anticipated fluctuations in the Company's operating results, change in estimates or recommendations by securities analysts, announcements of technical innovations, new products or new contracts by the Company or its competitors, general market conditions and other factors, certain of which could be unrelated to, or outside the control of, the Company. The stock market has from time to time experienced significant price and volume fluctuations that have often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of the Common Stock.

CERTAIN ANTI-TAKEOVER PROVISIONS

     Certain provisions of Mississippi law may make a change in control of the Company more difficult to effect, even if a change in control were in the interest of stockholders. Further, certain provisions of the Company's Articles of Incorporation and By-laws, including provisions that provide that members of the Board of Directors may be removed by stockholders only for cause, may have the effect of delaying or preventing a change in control of the Company, which could adversely affect the market price of the Company's Common Stock. See "Description of Capital Stock." In addition, effective upon the closing of the offering, the Company's Board of Directors will have the authority, without further stockholder approval, to issue up to 5,000,000 shares of Preferred Stock in one or more series and to determine the price, rights, preferences and privileges of those shares. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of shares of Preferred Stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. See "Description of Capital Stock -- Preferred Stock."

DILUTION


     Purchasers in this offering will suffer an immediate and substantial dilution, in the amount of $8.82 per share, in the pro forma net tangible book value of the Common Stock from the initial public offering price. Additional dilution is likely to occur upon exercise of outstanding stock options and warrants. See "Dilution."

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 2,800,000 shares of Common Stock offered by it hereby are estimated to be $22.8 million, assuming an initial public offering price of $9.00 per share and after deducting the estimated underwriting discount and offering expenses.



     The Company intends to use the net proceeds of this offering, together with a portion of its existing cash, to repay indebtedness under its bank credit facility with The First National Bank of Boston (the "Bank Credit Facility"), which had an outstanding balance of $29.8 million at January 27, 1997. The Bank Credit Facility bears interest at a floating rate, which was at an effective interest rate of 7.25% as of December 31, 1996, and matures on September 26, 2001. The Bank Credit Facility was established in September 1996, and amended in January 1997 to increase the maximum borrowing amount thereunder from $15.0 million to $30.0 million. The proceeds of the Bank Credit Facility were used as follows: (i) an aggregate of $11.7 million was used in September 1996 to repay subordinated notes issued to certain of the Summit Entities and the Original Stockholders in the Recapitalization (including accrued interest of $206,000);
(ii) an aggregate of approximately $12.0 million was used in January 1997 to redeem all of the outstanding shares of Series A Preferred Stock held by certain of the Summit Entities (including accrued dividends of $580,000); and (iii) an aggregate of $10.5 million was used in January 1997 to redeem all of the outstanding shares of Series B Preferred Stock held by the Original Stockholders (including accrued dividends of $508,000). To the extent the net proceeds are less than $22.8 million, the Company would have additional amounts outstanding under its Bank Credit Facility. In such event, the Company would incur additional interest expense on such borrowings. If the Underwriters' over-allotment option is exercised in full, the Company anticipates using the additional proceeds of $3.1 million to repay a portion of the indebtedness remaining outstanding under the Company's Bank Credit Facility.


     Any remaining net proceeds would be used for working capital and general corporate purposes, which may include expansion of the Company's facilities and the acquisition of complementary businesses, products and technologies. The Company has no present agreement or commitment with respect to any acquisition, nor are any negotiations regarding any acquisition currently ongoing. Pending such uses, the Company would invest any remaining net proceeds of this offering in investment-grade, short-term, interest-bearing securities.

                                DIVIDEND POLICY

     Subsequent to this offering, the Company anticipates that it will retain all available funds for use in the operation and expansion of its business and does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. From January 1, 1996 until July 25, 1996, the Company was a Subchapter S corporation for federal and state income tax purposes. As a result, during such period it was the Company's policy to distribute substantially all of its earnings to its stockholders. Cash dividends of $3.5 million were declared and paid during 1996. In connection with the redemption of the Redeemable Preferred Stock in January 1997, the Company paid an aggregate of $1.1 million of accrued dividends thereon. Under the terms of the Bank Credit Facility, no dividends may be paid on the Company's Common Stock.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of December 31, 1996 on an actual, pro forma and as-adjusted basis. This table should be read in conjunction with the Financial Statements and Notes thereto included elsewhere in this Prospectus.


                                                                    DECEMBER 31, 1996
                                                     -----------------------------------------------
                                                                                       PRO FORMA
                                                      ACTUAL      PRO FORMA(1)     AS ADJUSTED(1)(2)
                                                     --------     ------------     -----------------
                                                                     (IN THOUSANDS)
Long-term debt -- revolving line of credit.........  $  8,000       $ 29,818            $  2,990
Mandatorily redeemable Series A Preferred Stock,
  $.01 par value; 114,000 shares authorized, issued
  and outstanding with a redemption value of $100
  per share, plus accrued dividends, actual; none
  authorized, issued or outstanding, pro forma and
  pro forma as adjusted............................    11,652         --                --
Mandatorily redeemable Series B Preferred Stock,
  $.01 par value; 100,000 shares authorized, issued
  and outstanding with a redemption value of $100
  per share, plus accrued dividends, actual; none
  authorized, issued or outstanding, pro forma and
  pro forma as adjusted............................    10,442         --                --
Stockholders' equity (deficit):
  Preferred Stock, $.01 par value; 5,000,000 shares
     authorized, none issued or outstanding,
     actual, pro forma or pro forma as
     adjusted(3)...................................     --            --                --
  Common Stock, $.01 par value; 40,000,000 shares
     authorized; 12,408,288 issued and outstanding,
     actual and pro forma; and 15,208,288 shares
     issued and outstanding, pro forma as
     adjusted(3)(4)................................       124            124                 152
  Additional paid in capital.......................       303            303              23,111
  Distributions in excess of basis.................   (23,177)       (23,177)            (23,177)
  Retained earnings................................     2,931          2,680               2,680
                                                     --------       --------            --------
       Total stockholders' equity (deficit)........   (19,819)       (20,070)              2,766
                                                     --------       --------            --------
          Total capitalization.....................  $ 10,275       $  9,748            $  5,756
                                                     ========       ========            ========


---------------

(1) Gives effect to the redemption of all outstanding shares of Redeemable Preferred Stock as if such transaction had occurred on December 31, 1996 and the related incurrence of an additional $21.8 million of borrowings under the Bank Credit Facility, and the recognition of a non-recurring non-cash charge of $251,000 associated with the unamortized portion of the excess of the face amount of the Series A Preferred Stock over the fair market value of the Series A Preferred Stock as determined by a third-party appraisal.


(2) Adjusted to give effect to the sale of 2,800,000 shares of Common Stock offered by the Company hereby and the application of the estimated net proceeds therefrom. See "Use of Proceeds."


(3) On January 27, 1997, the Company's Articles of Incorporation were amended to increase the number of authorized shares of Common Stock from 10,000,000 to 40,000,000 and to set the number of authorized shares of undesignated Preferred Stock at 5,000,000. See "Description of Capital Stock."
(4) Excludes: (i) 433,655 shares of Common Stock issuable upon exercise of stock options outstanding as of February 28, 1997 with a weighted average exercise price of $2.99 per share, of which options to purchase 263,706 shares of Common Stock were then exercisable, and (ii) 32,109 shares of Common Stock which are reserved for issuance under a warrant issued by the Company to an affiliate of its senior lender. An additional 1,358,052 shares of Common Stock have been reserved for issuance under the Company's stock plans. See "Management -- Stock Plans" and "Description of Capital Stock -- Bank Warrant."

                                    DILUTION


     At December 31, 1996, the deficit in pro forma net tangible book value of the Company was ($20,126,591), or ($1.62) per share. Pro forma net tangible book value per share is equal to the Company's total tangible assets (before the offering) less total liabilities divided by the total number of shares of Common Stock outstanding on a pro forma basis, giving effect to the redemption of all outstanding shares of Redeemable Preferred Stock as of December 31, 1996 and the related incurrence of an additional $21.8 million of borrowings under the Bank Credit Facility. After giving effect to the sale of the 2,800,000 shares of Common Stock offered by the Company hereby and the application of the estimated net proceeds therefrom, the pro forma net tangible book value of the Company at December 31, 1996 would have been $2,709,409 or $0.18 per share. This represents an immediate increase in the pro forma net tangible book value of $1.80 per share to existing stockholders and an immediate dilution of $8.82 per share to purchasers in this offering. The following table illustrates this per share dilution:



    Assumed initial public offering price in the Underwritten
      Offering..........................................................             $9.00
      Deficit in pro forma net tangible book value per share before the offering.......................................................  $(1.62)
      Increase in pro forma net tangible book value per share
         attributable to new investors..................................    1.80
                                                                          ------
    Pro forma net tangible book value per share after the offering......              0.18
                                                                                     ------
    Pro forma net tangible book value dilution per share to new
      investors.........................................................             $8.82
                                                                                     ======


     The following table summarizes, as of December 31, 1996, the number of shares of Common Stock purchased from the Company, the total cash consideration paid to the Company and the average price per share paid by existing stockholders and by new investors in the offering based on the assumed initial public offering price but before deducting the estimated underwriting discount and offering expenses.


                                    SHARES PURCHASED          TOTAL CONSIDERATION
                                 ----------------------     -----------------------     AVERAGE PRICE
                                   NUMBER       PERCENT       AMOUNT        PERCENT       PER SHARE
                                 ----------     -------     -----------     -------     -------------
    Existing
      stockholders(1)(2).......  12,708,288       83.6%     $ 2,621,138       10.4%         $0.21
    New investors(2)...........   2,500,000       16.4       22,500,000       89.6          $9.00
                                 ----------      -----       ----------      -----
              Total............  15,208,288      100.0%     $25,121,138      100.0%
                                 ==========      =====       ==========      =====


---------------

(1) Includes 300,000 shares of Common Stock being offered by the Company in the Concurrent Offering at a price of $8.37 per share (the assumed initial public offering price less the underwriting discount) which certain existing stockholders have indicated a desire to purchase.


(2) Assuming full exercise of the Underwriters' over-allotment option, existing stockholders would hold 81.6% of the total number of shares of Common Stock outstanding, and the number of shares held by new stockholders would be increased to 2,875,000 shares, or 18.4% of the total number of shares of Common Stock to be outstanding after this offering.



     The foregoing tables assume no exercise of the Underwriters' over-allotment option or of options to purchase an aggregate of 433,655 shares of Common Stock that were outstanding at February 28, 1997, with a weighted average exercise price of $2.99 per share, or the warrant to purchase 32,109 shares outstanding at February 28, 1997, at an exercise price equal to the initial public offering price per share. To the extent that the Underwriters' over-allotment option, other options or the warrant are exercised in the future, there will be further dilution to new investors. See "Management -- Stock Plans."

                            SELECTED FINANCIAL DATA

     The selected financial data set forth below should be read in conjunction with the Financial Statements and Notes thereto included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected statement of operations data for the years ended December 31, 1994, 1995 and 1996 and the selected balance sheet data at December 31, 1995 and 1996, have been derived from the Company's financial statements, which have been audited by Deloitte and Touche LLP and are included elsewhere in this Prospectus. The selected balance sheet data at December 31, 1994 has been derived from the Company's financial statements, which have been audited by Deloitte and Touche LLP but are not included in this Prospectus. The selected financial data for the years ended December 31, 1992 and 1993 have been derived from the Company's unaudited financial statements, which, in the opinion of the Company's management, have been prepared on the same basis as the audited financial statements. Historical results are not necessarily indicative of results to be expected in the future.

                                                                YEAR ENDED DECEMBER 31,
                                                      --------------------------------------------
                                                       1992     1993     1994     1995      1996
                                                      ------   ------   ------   -------   -------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales...........................................  $  955   $2,630   $3,236   $21,008   $40,968
Cost of sales.......................................     737    1,619    1,948     9,247    21,350
                                                      ------   ------   ------   -------   -------
  Gross profit......................................     218    1,011    1,288    11,761    19,618
Operating expenses..................................     315      671      917     4,343     5,236
                                                      ------   ------   ------   -------   -------
  Income (loss) from operations.....................     (97)     340      371     7,418    14,382
Interest income (expense), net......................       6       (1)       7       111      (185)
                                                      ------   ------   ------   -------   -------
  Income before income taxes........................     (91)     339      378     7,529    14,197
Income taxes (credit)...............................     (30)     125      145     2,815     2,650
                                                      ------   ------   ------   -------   -------
  Net income (loss).................................     (61)     214      233     4,714    11,547
Accretion of preferred stock dividends
  and redemption value..............................      --       --       --        --       965
                                                      ------   ------   ------   -------   -------
  Net income (loss) applicable to common
     stockholders...................................  $  (61)  $  214   $  233   $ 4,714   $10,582
                                                      ======   ======   ======   =======   =======
  Net income applicable to common
     stockholders -- per common share...............  $(0.00)  $ 0.02   $ 0.02   $  0.37
                                                      ======   ======   ======   =======
Pro Forma Information:
  Historical net income applicable to common
     stockholders...................................                                       $10,582
  Adjustment to reflect income tax expense(1).......                                        (2,850)
  Adjustment for assumed replacement of preferred
     stock with debt(2).............................                                           485
                                                                                           -------
  Pro forma net income applicable to common
     stockholders(1)(2).............................                                       $ 8,217
                                                                                           =======
  Pro forma net income applicable to common
     stockholders -- per common share...............                                       $  0.65
                                                                                           =======
Weighted average shares outstanding(3)..............  12,731   12,731   12,731    12,731    12,731
                                                      ======   ======   ======   =======   =======

                                                               DECEMBER 31,
                                   --------------------------------------------------------------------
                                                                                   1996
                                                                   ------------------------------------
                                                                                           PRO FORMA
                                                                                PRO            AS
                                   1992   1993    1994     1995     ACTUAL    FORMA(4)   ADJUSTED(4)(5)
                                   ----   ----   ------   ------   --------   --------   --------------
                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital................  $208   $446   $  661   $5,294   $  9,340   $  8,813      $  4,821
  Total assets...................   386    886    1,324    9,273     13,676     13,149         9,157
  Long-term revolving credit
     facility....................    --     --       --       --      8,000     29,818         2,990
  Mandatorily redeemable
     preferred stock.............    --     --       --       --     22,094         --            --
  Total stockholders' equity
     (deficit)...................   283    497      730    5,444    (19,819)   (20,070)        2,766


---------------

(1) From January 1, 1996 through July 25, 1996, the Company elected to be taxed as a Subchapter S corporation for federal (and certain state) income tax purposes and, accordingly, the Company was not subject to corporate income taxes for that period. Gives effect to additional income tax expense of $2.85 million, as if the Company had been subject to federal and state income taxes during the period January 1, 1996 through July 25, 1996.

(2) Gives effect to (i) additional interest expense (net of taxes), as if the additional $21.8 million borrowed under the Bank Credit Facility on January 24, 1997 to fund in part the redemption of the Redeemable Preferred Stock had been incurred on July 25, 1996, the date of the Recapitalization, and
     (ii) the elimination of the accretion of $965,000 of dividends and redemption value on the Redeemable Preferred Stock.

(3) See Notes 1 and 13 to Financial Statements for an explanation of the determination of the number of shares used in computing per share amounts.

(4) Gives effect to the following transactions as if they had occurred on December 31, 1996: (i) the redemption of the Redeemable Preferred Stock;
     (ii) the related incurrence of an additional $21.8 million of borrowings under the Bank Credit Facility; and (iii) the recognition of a non-recurring non-cash charge of $251,000 associated with the unamortized portion of the excess of the face amount of the Series A Preferred Stock over the fair market value of the Series A Preferred Stock as determined by a third-party appraisal.


(5) As adjusted to give effect to the sale by the Company of the 2,800,000 shares of Common Stock offered by it hereby and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     This Management's Discussion and Analysis of Financial Condition and Results of Operations and other parts of this Prospectus contain forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that could cause or contribute to such a difference include, but are not limited to, those discussed in "Risk Factors."

OVERVIEW

     Triton is a leading manufacturer and marketer of ATMs in the United States. The Company designs, manufactures, markets and sells primarily focused-function ATMs (also known as cash dispensers), which are intended to operate profitably at significantly lower transaction volumes than conventional ATMs. The Company also designs, manufactures, markets and sells other financial hardware products such as scrip terminals (countertop ATMs that provide a voucher redeemable for cash), ATM demonstration machines and card encoding devices. The Company continues to position itself to capitalize on emerging opportunities in the transaction and payment processing industry.

     The Company was founded in 1979 by Ernest L. Burdette, Robert E. Sandoz and Frank J. Wilem, Jr. to provide programming services on a contract basis. In 1985, the Company introduced its first product line to the banking industry, which consisted of a portable ATM demonstration unit, the ATMjr Demonstrator. In 1992, the Company began producing miniATM Scrip Terminals suitable for use in retail locations where customers obtain a voucher, or scrip, from the machine, which may be redeemed for cash at the point of sale. In the fourth quarter of 1994, the Company introduced its focused-function ATM product line, which has become the primary source of the Company's revenues and revenue growth. Since introducing its first focused-function ATM, the Company has added a number of new models with enhanced features, including a multi-cassette ATM, a rear-access ATM and a heavy duty safe style ATM.

     The Company's net sales increased to $41.0 million in 1996 from $21.0 million in 1995 and $3.2 million in 1994, principally due to strong sales of focused-function ATMs, which accounted for 96% of net sales in 1996, compared to 89% and 19%, respectively, in 1995 and 1994. The Company recognizes that sales growth and profit margins may come under pressure as competition in the focused-function ATM market segment increases. See "Risk Factors -- Dependence on Single, Recently Introduced Product Line" and
" -- Competition."

     The Company's gross margin is affected by a number of factors, including product mix, product pricing, and manufacturing and component costs. The Company's gross margins were lower in 1996 compared to 1995 and, in light of competitive pricing pressures, the Company anticipates that gross margins may decline in the future. The Company seeks to mitigate the effects of declining prices by focusing on reducing costs, primarily manufacturing and component costs. See "Risk Factors -- Potential Fluctuations in Operating Results" and "-- Competition."

     The Company recognizes its revenues when products are shipped to customers. The Company's cost of sales consists primarily of costs associated with components, outsourced manufacture of certain subassemblies, and in-house labor associated with assembly, testing, shipping and quality assurance. The Company's operating expenses include personnel and other costs relating to engineering support, sales, marketing, research and development, finance, human resources and general administration functions.

     The Company's operations emphasize cost-effectiveness principally by outsourcing the manufacture of many components used in its products, selling its products through a network of independent distributors, and operating its manufacturing facility in a geographic area where operating and labor costs are typically lower than many other regions of the United States.

     On July 25, 1996, the Company completed the Recapitalization, pursuant to which the Company repurchased an aggregate of approximately 55% of its then outstanding shares of Common Stock from the Original Stockholders for total consideration of $16.7 million in cash and $6.0 million in subordinated promissory notes. Immediately prior to the Recapitalization, the Company distributed to the Original Stockholders, in the form of a dividend, shares of Series B Preferred Stock with an aggregate redemption value of $10.0 million. In order to finance the Recapitalization, the Company sold to the Summit Entities
(i) 114,000 shares of Series A Preferred Stock for an aggregate of $11.4 million, and (ii) $5.5 million in principal amount of subordinated debentures. After the foregoing transactions, the Company issued and sold an aggregate of 6,863,999 shares of Common Stock to the Summit Entities for an aggregate of $100,000. The entire $11.5 million outstanding under the subordinated debentures and subordinated promissory notes issued to the Summit Entities and the Original Stockholders (plus accrued interest of $206,000) was repaid on September 26, 1996 from borrowings under the Bank Credit Facility. All outstanding shares of Series A Preferred Stock and Series B Preferred Stock were redeemed on January 24, 1997, for an aggregate of $21.4 million plus accrued dividends of $1.1 million with additional borrowings under the Bank Credit Facility of $21.8 million and available cash of $670,000. The Company intends to apply the net proceeds from this offering, together with a portion of its existing cash, to repay indebtedness under the Bank Credit Facility. See "Use of Proceeds" and "Certain Transactions."

     In connection with the redemption of the Series A Preferred Stock in January 1997, the Company will be required to recognize a non-recurring non-cash charge of approximately $251,000 during the first quarter of 1997, attributable to the unamortized portion of the excess of the face amount of the Series A Preferred Stock over the fair market value of the Series A Preferred Stock, as determined by a third party appraisal.

RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated the percentage of net sales represented by each line item in the Company's statements of operations:

                                                                     YEAR ENDED DECEMBER 31,
                                                                    -------------------------
                                                                    1994      1995      1996
                                                                    -----     -----     -----
Net sales.........................................................  100.0%    100.0%    100.0%
Cost of sales.....................................................   60.2      44.0      52.1
                                                                    -----     -----     -----
  Gross profit....................................................   39.8      56.0      47.9
Operating expenses................................................   28.3      20.7      12.8
                                                                    -----     -----     -----
  Income from operations..........................................   11.5      35.3      35.1
Interest income (expense), net....................................    0.2       0.5      (0.4)
                                                                    -----     -----     -----
  Income before income taxes......................................   11.7      35.8      34.7
Income taxes......................................................    4.5      13.4       6.5
                                                                    -----     -----     -----
  Net income......................................................    7.2      22.4      28.2
Accretion of preferred stock dividends and redemption value.......     --        --       2.4
                                                                    -----     -----     -----
  Net income applicable to common stockholders....................    7.2%     22.4%     25.8%
                                                                    =====     =====     =====

COMPARISON OF 1996, 1995 AND 1994 RESULTS OF OPERATIONS

  NET SALES

     Net sales increased to $41.0 million in 1996 from $21.0 million in 1995 and $3.2 million in 1994. The increase in net sales over the three year period was primarily due to unit sales growth of focused-function ATMs to 5,582 units in 1996 from 2,921 units in 1995 and 75 units in 1994, resulting primarily from the growth of the focused-function segment of the ATM market. In 1996, this increase in unit sales was offset in part by a decline in the price of the Company's ATMs due to competitive pricing pressure.

  GROSS PROFIT

     Gross profit increased to $19.6 million in 1996 from $11.8 million in 1995 and $1.3 million in 1994, reflecting the year-to-year growth in the Company's sales of focused-function ATMs. Gross margin declined to 47.9% in 1996 from 56.0% in 1995, primarily due to lower product prices in response to competitive pressures relating to the Company's focused-function ATMs, higher warranty reserves as a result of the extension of the Company's parts warranty from three to 12 months in the first quarter of 1996, and product warranty claims in the first quarter of 1996 relating to the Company's ATM units shipped in 1995. The decline in gross margin in 1996 was offset in part by reduced manufacturing costs primarily due to modifications of product designs to reduce component costs. Gross margin increased to 56.0% in 1995 from 39.8% in 1994, primarily due to a shift in product mix from mostly ATM demonstrators and ATM scrip terminals in 1994 to mostly focused-function ATMs in 1995. The Company seeks to mitigate the effects of declining prices by focusing on reducing costs, primarily manufacturing and component costs.

  INCOME FROM OPERATIONS

     Operating expenses increased to $5.2 million in 1996 from $4.3 million in 1995 and $917,000 in 1994, primarily due to increases in support personnel and expansion of overhead costs associated with increased sales. Operating expenses in 1996 also increased due to an increase in the allowance for bad debts from $100,000 in 1995 to $1,030,000 in 1996, primarily due to the potential increased credit risk associated with the Company's expanding customer base. Operating expenses in the fourth quarter of 1995 included one-time year-end bonuses aggregating $1.9 million. Operating expenses as a percentage of net sales decreased to 12.8% in 1996 from 20.7% in 1995 and 28.3% in 1994, primarily due to economies of scale resulting from the Company's higher unit sales of focused-function ATMs. The Company does not anticipate that operating expenses as a percentage of net sales will decrease at the same rate in future periods.

  INTEREST INCOME (EXPENSE)

     The Company had net interest expense in 1996 of $185,000, compared with net interest income of $110,000 and $7,000 in 1995 and 1994, respectively. The net interest expense in 1996 was due to the indebtedness incurred pursuant to the Recapitalization and borrowings under the Bank Credit Facility.

  INCOME TAXES

     The Company's effective tax rates were 18.7%, 37.4% and 38.4% for 1996, 1995 and 1994 respectively. The lower effective tax rate for 1996 was due to the Company's election to be taxed as a Subchapter S corporation during the period January 1996 to July 1996. Accordingly, during such period, there was no provision for current federal or state income taxes on the Company's income except for $75,000 of income taxes relating to unrealized gains on certain inventory items resulting from the termination of the Company's status as a Subchapter S corporation in connection with the Recapitalization. The Company's election to be taxed as a Subchapter S corporation was terminated upon consummation of the Recapitalization on July 25, 1996, and earnings for the remainder of 1996 were subject to tax at an effective rate of 37.5%. Excluding the effect of being a Subchapter S corporation during part of 1996, the Company's effective tax rate would have been 38.7%.

  NET INCOME APPLICABLE TO COMMON STOCKHOLDERS

     Net income applicable to common stockholders increased to $10.6 million in 1996 from $4.7 million in 1995 and $233,000 in 1994, primarily due to higher net sales and lower operating expenses as a percentage of net sales. From January 1, 1996 through July 25, 1996, the Company elected to be taxed as a Subchapter S corporation for federal and certain state income tax purposes and, consequently, the Company was not subject to corporate income taxes for that period. If the Company had been subject to federal or state income taxes for all of 1996, the Company's net income applicable to common stockholders would have been $7.7 million.

SELECTED QUARTERLY OPERATING RESULTS

     The following tables set forth certain unaudited quarterly financial data for each of the eight quarters ending with the quarter ended December 31, 1996, and such data expressed as a percentage of net sales. In the opinion of the Company's management, this unaudited information has been prepared on the same basis as the audited financial statements and includes all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the results of operations in the quarterly periods indicated below. The operating results for any quarter are not necessarily indicative of results for any subsequent quarter.

                                                                            THREE MONTHS ENDED
                                          ---------------------------------------------------------------------------------------
                                          MAR. 31    JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30    DEC. 31,
                                            1995       1995       1995        1995       1996       1996       1996        1996
                                          --------   --------   ---------   --------   --------   --------   ---------   --------
                                                                              (IN THOUSANDS)
Net sales...............................   $2,429     $4,533      $7,253     $6,793     $8,424     $9,672     $11,529    $11,343
Cost of sales...........................      999      1,935       3,146      3,167      4,624      5,135       5,900      5,691
                                           ------     ------      ------     ------     ------     ------     -------    -------
  Gross profit..........................    1,430      2,598       4,107      3,626      3,800      4,537       5,629      5,652
Operating expenses......................      400        660         671      2,612        700        785       1,941      1,810
                                           ------     ------      ------     ------     ------     ------     -------    -------
  Income from operations................    1,030      1,938       3,436      1,014      3,100      3,752       3,688      3,842
Interest income (expense), net..........        3         13          35         59         22         23         (80)      (150)
                                           ------     ------      ------     ------     ------     ------     -------    -------
  Income before income taxes............    1,033      1,951       3,471      1,073      3,122      3,775       3,608      3,692
Income taxes(1).........................      386        730       1,298        401         72         88       1,110      1,380
                                           ------     ------      ------     ------     ------     ------     -------    -------
  Net income............................      647      1,221       2,173        672      3,050      3,687       2,498      2,312
Accretion of preferred stock dividends
  and redemption value..................       --         --          --         --         --         --         420        545
                                           ------     ------      ------     ------     ------     ------     -------    -------
  Net income applicable to common
    stockholders........................   $  647     $1,221      $2,173     $  672     $3,050     $3,687     $ 2,078    $ 1,767
                                           ======     ======      ======     ======     ======     ======     =======    =======

                                                                      (AS A PERCENTAGE OF NET SALES)
Net sales...............................    100.0%     100.0%      100.0%     100.0%     100.0%     100.0%      100.0%     100.0%
Cost of sales...........................     41.1       42.7        43.4       46.6       54.9       53.1        51.2       50.2
                                            -----      -----       -----      -----      -----      -----       -----      -----
  Gross profit..........................     58.9       57.3        56.6       53.4       45.1       46.9        48.8       49.8
Operating expenses......................     16.5       14.5         9.3       38.5        8.3        8.1        16.8       16.0
                                            -----      -----       -----      -----      -----      -----       -----      -----
  Income from operations................     42.4       42.8        47.3       14.9       36.8       38.8        32.0       33.9
Interest income (expense), net..........      0.1        0.2         0.6        0.9        0.3        0.2        (0.7)      (1.3)
                                            -----      -----       -----      -----      -----      -----       -----      -----
  Income before income taxes............     42.5       43.0        47.9       15.8       37.1       39.0        31.3       32.6
Income taxes(1).........................     15.8       16.1        17.9        5.9        0.9        0.9         9.6       12.2
                                            -----      -----       -----      -----      -----      -----       -----      -----
  Net income............................     26.7       26.9        30.0        9.9       36.2       38.1        21.7       20.4
Accretion of preferred stock dividends
  and redemption value..................       --         --          --         --         --         --         3.7        4.8
                                            -----      -----       -----      -----      -----      -----       -----      -----
  Net income applicable to common
    stockholders........................     26.7%      26.9%       30.0%       9.9%      36.2%      38.1%       18.0%      15.6%
                                            =====      =====       =====      =====      =====      =====       =====      =====

---------------

(1) The Company was taxed as a Subchapter S corporation for all or a portion of the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996. If the Company had been subject to corporate income taxes for all of these periods, an additional tax of $1.2 million, $1.4 million and $0.3 million, would have been accrued for the quarters ending March 31, 1996, June 30, 1996 and September 30, 1996, respectively, which would have resulted in additional income taxes as a percentage of net sales of 14.6%, 15.4% and 12.2%, respectively.

     Due to industry seasonality, demand for the Company's products has historically been weakest during the first quarter and strongest in the second half of the year, particularly during the third quarter. The Company believes that this seasonal fluctuation in demand is primarily attributable to the emphasis by the Company's distributors during the second half of the year on achieving their internal sales targets before the end of the calendar year, and to decreased ordering activity during the year-end holiday season leading to lower order fulfillment during the first quarter.

     The Company's operating expenses in the fourth quarter of 1995 included one-time year-end bonuses aggregating $1.9 million. The Company's quarterly operating results may vary significantly from period to period depending on factors such as the volume and timing of orders received during the period, the timing of new product introductions by the Company and its competitors, the impact of price competition on the Company's selling prices, the availability and pricing of components for the Company's products, changes in product or distribution channel mix, changes in operating expenses, changes in the Company's strategy, personnel changes and general economic factors. Many of these factors are beyond the Company's control. The volume and timing of orders received during a quarter is difficult to forecast. Customers generally order on an as-needed basis, and accordingly the Company has historically operated with a relatively small backlog. In addition, a significant portion of the Company's sales are derived from a limited number of distributors, the loss of one or more of which could have a materially adverse effect on the Company's business, results of operations and financial condition. Notwithstanding the difficulty in forecasting future sales and the relatively small level of backlog at any given time, the Company generally must plan production, order components and undertake its development, sales and marketing activities and other commitments months in advance. Accordingly, any shortfall in sales in a given quarter may adversely impact the Company's results of operations due to an inability to adjust expenses or inventory during the quarter to match the level of sales for the quarter.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has financed its operations primarily through cash flows from operating activities. The Company's operating activities generated cash of $9.6 million in 1996, $2.1 million in 1995 and $403,000 in 1994. During 1996, net changes in operating assets and liabilities used $1.4 million of cash as the decrease in accounts receivable of $176,000, the increase in accounts payable of $1.3 million and the increase in accrued expenses of $715,000 was offset by the growth in inventory of $1.2 million and the decrease of income taxes payable of $2.4 million.

     Investing activities used $847,000 of cash in 1996, which included $631,000 of cash used to acquire the Company's manufacturing facility and telephone system in Long Beach, Mississippi, from a related party. Financing activities used $6.7 million of cash in 1996, consisting primarily of financings and payments made in connection with the Recapitalization. See "Certain Transactions."

     At December 31, 1996, the Company had $4.5 million of cash and cash equivalents and $8.0 million in outstanding borrowings under the Bank Credit Facility. On January 24, 1997, the Company increased its availability under the Bank Credit Facility from $15.0 million to $30.0 million and borrowed an additional $21.8 million in order to provide a portion of the funds used to redeem all outstanding shares of the Redeemable Preferred Stock. The Bank Credit Facility is secured by substantially all of the Company's assets. The Company intends to use the net proceeds from this offering, together with a portion of its existing cash, to repay amounts outstanding under the Bank Credit Facility. After this offering, the maximum amount the Company will be permitted to borrow under the Bank Credit Facility will be $30.0 million. The maximum borrowing amount automatically decreases annually by $2.0 million on each September 26, commencing September 26, 1997, until this facility expires on September 26, 2001. The maximum borrowing amount also is subject to reduction based upon a specified percentage of the Company's excess cash flow (as defined) for each year. Under the Bank Credit Facility, the Company is required to comply with certain restrictive covenants, including (i) maintaining minimum net income of at least $1.00 per quarter, (ii) maintaining a total debt service coverage ratio of not less than 1.75 to 1.0, and (iii) maintaining a leverage ratio of not more than 3.0 to 1.0. The Bank Credit Facility prohibits the Company from incurring any additional indebtedness other than indebtedness incurred for the purchase of equipment and other property of up to $500,000 in the aggregate and indebtedness which is subordinated in right of payment to the Bank Credit Facility on terms acceptable to the Bank. The Bank Credit Facility also restricts the Company's ability to further pledge its assets as security for the payment of indebtedness other than indebtedness incurred for the purchase of equipment and other property and limits the Company's capital expenditures to $700,000 per year. The interest rate for the Bank Credit Facility is the bank's adjusted base rate or an adjusted LIBOR. At December 31, 1996, the Company's borrowings were at an effective interest rate of 7.25%.

     The Company is currently in the process of acquiring a new management information system and expanding its facilities by approximately 9,000 square feet. The Company does not currently have an estimated cost for the management information system. The Company estimates that the expansion of its facilities will cost approximately $525,000, exclusive of furniture and fixtures. The Company intends to fund these payments through cash flow from operations, existing cash balances and available borrowings under the Bank Credit Facility.

     The Company believes that cash flow from operations, existing cash balances and available borrowings under the Bank Credit Facility, will be sufficient to meet its working capital requirements for at least the next 12 months. Thereafter, the Company may need to raise additional funds for working capital, expansion of facilities and acquisitions of complementary businesses, products and technologies. There can be no assurance that the Company will obtain additional financing as needed on acceptable terms or at all. The Company intends to invest any remaining cash in excess of current operating requirements in short-term, investment-grade securities.

                                    BUSINESS

OVERVIEW

     Triton Systems, Inc. is a leading manufacturer and marketer of automated teller machines ("ATMs") in the United States. The Company designs, manufactures, markets and sells primarily focused-function ATMs, which are intended to operate profitably at significantly lower transaction volumes than conventional ATMs. Focused-function ATMs are suitable for locations such as convenience stores, hotels, casinos, grocery stores, fast food restaurants, department stores, gas stations, malls, campuses and entertainment complexes, including movie theaters, amusement parks and race tracks ("off-premise locations"), in addition to bank and credit union branches ("on-premise locations"). According to The Nilson Report, the Company shipped the third largest number of ATMs in the United States in 1996, with its shipments accounting for 16% of all ATMs shipped in the United States in that year, which represented a 1996 market share in the United States of 16%, based on units shipped. The Company also designs, manufactures, markets and sells other financial hardware products such as scrip terminals (countertop ATMs that provide a voucher redeemable for cash), ATM demonstration machines and card activators. The Company continues to position itself to capitalize on emerging opportunities in the transaction and payment processing industry.

INDUSTRY BACKGROUND

     An ATM is a stand-alone electronic device with which consumers can withdraw cash and complete other transactions. Conventional ATMs typically dispense cash, accept deposits, transfer funds between accounts and provide account balances. Focused-function ATMs (also known as cash dispensers), such as those manufactured by the Company, perform all of these functions other than accepting deposits. According to The Forrester Report, ATMs in an On-line World, dated January 1996, approximately 80%-90% of all transactions initiated through an ATM were cash withdrawals.

     According to industry sources, ATM shipments in the United States increased from 8,527 in 1991 to 34,307 in 1996, for a compound annual growth rate of 37%. From 1991 to 1995, the number of installed ATMs in the United States grew from 83,545 to 122,706, for a compound annual growth rate of 10%. Due in part to increasing consumer acceptance of ATMs as well as an increased number of deployed ATMs, the total number of ATM transactions has grown substantially, from an average of 534.9 million transactions per month in 1991 to an average of
807.4 million transactions per month in 1995, for a compound annual growth rate of 11%. Worldwide, the number of ATMs shipped in 1995 was 117,658, and the number of ATMs installed at the end of 1995 was 618,296.

     The Company estimates, based on industry sources, that unit sales of focused-function ATMs grew by 67% from 1995 to 1996, while unit sales of conventional ATMs grew by 14% over the same period. The Company believes that the two primary reasons for the faster growth of focused-function ATMs are (i) increased deployment of ATMs in off-premise locations and (ii) the attractive economics of owning and operating a focused-function ATM. The Company believes that factors contributing to the increased deployment of ATMs in off-premise locations include consumer demand for cash at these locations and the competitive advantage an ATM can give a retailer through increased customer traffic and incremental revenues. The Company believes the factors contributing to the attractive economics of owning and operating a focused-function ATM include (i) lower retail prices and monthly operating costs compared to conventional ATMs and (ii) incremental revenues available from surcharge fees.

     The first primary reason for the increase in the number of focused-function ATMs is the growing number of ATM installations in off-premise locations. From 1991 to 1995, the number of ATMs installed in off-premise locations has increased from 18,380 to 38,039, for a compound annual growth rate of 19.9%, as compared to the increase of ATMs installed in on-premise locations from 65,165 to 84,667, for a compound annual growth rate of 6.8%. The following chart, prepared by the Company based on industry data, shows the number of ATMs installed in off-premise and on-premise locations in the United States at the end of each of years 1991 through 1995.

                             [Graphic Inserts here]

     The Company estimates that the potential market for focused-function ATMs includes over 700,000 off-premise locations in the United States, including convenience stores, hotels, casinos, grocery stores, fast food restaurants, department stores, gas stations, malls, campuses and entertainment complexes. This potential market also includes suburban office parks and downtown office towers.

     Owners of off-premise ATMs, including retailers, investor groups, independent sales organizations ("ISOs") and third party transaction processors, in addition to banks and credit unions, have placed focused-function ATMs at off-premise locations to capitalize on consumer demand for cash at these sites. From a retailer's perspective, an ATM offers a competitive advantage by increasing customer traffic and generating incremental revenues. According to Convenience Store Decisions 1995 Sales Trend Handbook, the typical ATM customer will spend 20%-25% more than a non-ATM customer in a convenience store. The Company also believes that some retailers consider installing ATMs in their stores as a competitive response to installation of ATMs by competitors in nearby locations.

     The second primary reason for the increase in the number of focused-function ATMs is the attractive economics of owning and operating a focused-function ATM. The Company estimates that focused-function ATMs have retail prices and monthly operating costs that are 35%-70% lower than those of conventional ATMs. The Company believes that the lower monthly operating costs for focused-function ATMs are primarily due to (i) the use of dial-up communications rather than the typical use of leased telephone lines by conventional ATMs and (ii) lower servicing costs principally due to the absence of a deposit function and the associated daily servicing requirements.

     Owning and operating an ATM has become even more attractive with recent changes in network association rules eliminating barriers to surcharging by the ATM owner. In the traditional transaction at a bank-owned ATM, when a bank customer uses another bank's ATM, the customer's bank will pay an interchange fee (typically $.50) to the bank sponsoring the ATM and the customer's bank may pass that cost on to the consumer by charging a usage fee. When parties other than the sponsoring bank are involved, such as a third party processor, an ISO or a retailer, such additional parties typically share the interchange fee with the sponsoring bank. Historically, these additional parties have derived their ATM revenues only from the interchange fee. In recent years, however, ATM owners have begun to charge consumers a transaction fee or "surcharge" for using the ATM. In a typical arrangement, a surcharge ranging from $.50 to $3.00 is charged to a bank customer and is shared among the parties involved in the transaction, providing them an additional revenue stream.

     The ability to surcharge consumers has enabled the profitable placement of ATMs in low traffic locations. According to The Forrester Report, a conventional bank-owned ATM requires approximately 5,230 transactions per month to break even without surcharging and approximately 2,580 transactions per month to break even with a $.50 surcharge. The Company estimates that an off-premise focused-function ATM requires 785-800 transactions per month to break even without surcharging, and 350-375 transactions per month to break even with a $.50 surcharge.

     As a result of the increased deployment of ATMs in off-premise locations and the attractive economics of owning and operating a focused-function ATM, this segment has become an important part of the total market for ATMs. According to The Nilson Report, focused-function ATMs represented approximately 61% of total 1996 ATM shipments in the United States.

     ATMs are typically sold to banks and credit unions by ATM manufacturers through their in-house direct sales forces. Sales of ATMs for installation in off-premise locations are typically made through distributors who frequently offer to merchants a turnkey package including the ATM, transaction processing, bank sponsorship, maintenance, service and cash replenishment, if required. From a manufacturer's perspective, the use of distributors represents a cost-effective alternative to selling directly. The Company believes that establishing a distribution network can serve as a significant barrier to entry for potential new ATM manufacturers.

     In the United States, ATM transactions are processed either directly by the bank or credit union that owns and operates the ATM, or by third party processors that act as intermediaries for these transactions. The Company believes that third party processors are less prevalent in foreign markets where banks process most ATM transactions.

     Banks and credit unions typically communicate with their ATMs by means of an industry standard communications protocol. Accordingly, ATMs shipped to bank and credit union locations generally must use this communications protocol. Third party processors typically use their own communications protocol to receive and send information to corresponding ATMs. Each ATM must contain communications software that is compatible with the protocol being used by the processor. Conforming an ATM's communications software so it is compatible with the protocol of a third party processor requires a significant collaborative effort on the part of both the ATM manufacturer and the third party processor. The Company believes that establishing this collaborative relationship can serve as a significant barrier to entry for potential new ATM manufacturers.

     The growth in consumer use of ATMs and the attractive economics of placing ATMs in off-premise locations have created a demand for focused-function ATMs. Consequently, an opportunity exists for ATM manufacturers to address the growing demand for focused-function ATMs and related products by offering cost-effective ATMs with functionality directed at the most common transaction needs of consumers.

STRATEGY

     The Company's strategy is to strengthen its leadership position as a supplier of focused-function ATMs, to expand its presence in the ATM and related product markets by leveraging its core competency in the focused-function ATM market, and to exploit new opportunities in the transaction and payment processing industry as they develop.

     The key elements in implementing the Company's strategy are as follows:

     Leverage Distribution Channels to Penetrate New Domestic Geographic Markets. The Company's products are currently sold primarily through distributors, which enables the Company to leverage its sales and marketing resources. The Company has strong distributor relationships in most regions of the United States and is expanding its distribution channels to penetrate new markets, such as the Northeast, through the expanded use of its existing distributors, an increased emphasis on sales to high volume distributors, and the addition of new distributors.

     Penetrate Domestic Bank and Credit Union Customer Base. The Company intends to penetrate the bank and credit union market by providing an economical way for banks and credit unions to give their customers access to on-premise and off-premise ATMs. The Company intends to use its distributors, rather than an in-house direct sales force, to cost-effectively penetrate this market. The Company also intends to hire dedicated marketing personnel to assist distributor sales efforts, and to capitalize on the relationships previously developed by the Company with certain banks and credit unions through the sale of its ATM demonstrators and card activators. In order to offer a targeted product for this market, the Company has been field testing on a trial basis with a limited number of installations a new focused-function ATM model that conforms with the industry standard communications protocol used by most banks and credit unions to communicate with their ATMs.

     Develop International Presence. The Company intends to promote its ATMs internationally by developing new distributor relationships in foreign markets and, in some cases, by building upon distributor relationships previously established for its ATM demonstrators and card activators. The Company intends to focus its initial international marketing efforts on Canada, Mexico, Brazil and Columbia. For each country the Company intends to enter, the Company plans to appoint one or more distributors with whom the Company will work to develop a tailored marketing and product strategy. Since transaction processors in many foreign markets use the bank and credit union industry standard communications protocol, the Company believes that the new ATM model currently being beta tested by the Company for use with this protocol will improve the Company's ability to penetrate foreign markets.

     Continue to Upgrade Functionality and Develop New Products to Capitalize on Market Opportunities. The Company intends to continue to offer products to meet emerging needs in the marketplace. The Company seeks to identify markets with established demand and target these markets by delivering products with a superior combination of price and functionality. The Company's engineering staff works with the Company's distributors and end-users to incorporate customer driven enhancements to the Company's products. For example, the Company recently introduced Triton Connect, a software product which enables the transaction processor, using cost-effective dial-up communications, to upload electronic journal information, to download advertisement screens, couponing messages and other terminal parameters, and to monitor the ATM for service-related problems and cash replenishment needs. This software provides a level of monitoring that is comparable to the monitoring available for conventional ATMs that use more expensive leased telephone lines. The Company also recently introduced a multi-cassette ATM suitable for dispensing multiple denominations of bills and other items such as tickets, stamps, telephone cards and coupons.

     Continue to Emphasize Cost-Effective Operations. The Company intends to continue to emphasize cost-effective operations principally by (i) outsourcing the manufacture of many components used in its products at prices the Company believes to be lower than what it would cost the Company to manufacture such components, (ii) utilizing an established network of distributors to distribute the Company's products instead of maintaining a large direct sales force, and
(iii) locating its manufacturing facility in an area where operating and labor costs are typically lower than in many other regions of the United States. The Company intends to continue evaluating the relative economic benefits of outsourcing its components.

     Maintain Short Delivery Schedules and High Level of Customer Service. The Company seeks to differentiate itself through its short delivery schedules and the high level of its customer service and support. The Company is generally able to provide short delivery schedules due to its streamlined manufacturing operations. The Company is adding more technical support staff and expanding its maintenance organization to provide more extensive service to its distributors and end users. In addition, the Company strives to minimize downtime for its ATMs through its quality assurance program and the service provided by its network of distributors and third party maintenance organizations. The Company believes that down time will be further reduced for ATMs equipped with the Company's recently introduced software product, Triton Connect, through periodic automatic remote monitoring for service-related problems.

PRODUCTS

     The Company's product strategy is to leverage its technological expertise in the ATM industry to create economical, highly durable equipment targeted at the focused-function segment of the ATM market. The Company continues to monitor opportunities to improve the functionality of its existing ATM product line and to develop product extensions and new products through the integration of new technologies and industry standards.

  FOCUSED-FUNCTION ATMS ("MINIATM" PRODUCT LINE)

     Since the introduction of the focused-function product line in 1994, the Company has shipped over 8,000 focused-function ATMs in the United States. The Company's focused-function ATMs are targeted primarily at lower ATM transaction volume locations such as convenience stores, hotels, casinos, grocery stores, fast food restaurants, department stores, gas stations, malls, campuses and entertainment complexes. Many of these locations have either a low daily ATM transaction volume or periodic levels of high ATM activity followed by relative long periods of inactivity.

     The miniATM Cash Dispenser Model 9500 was the initial offering in the Triton focused-function ATM product line, and is the basic model, with a single cassette and front service entry. Set forth below is a chart summarizing certain features of the miniATM Cash Dispenser Model 9500, and a typical conventional ATM.

                                   TRITON FOCUSED-FUNCTION
                                      ATM (MODEL 9500)             TYPICAL CONVENTIONAL ATM
                                -----------------------------    -----------------------------
Size..........................  18" wide, 22" deep and 51"       31" wide, 37" deep and 56"
                                high                             high

Weight........................  300 lbs                          1500 lbs

Price Range...................  $9,000 - $10,000                 $20,000 - $30,000

Monthly Operating Costs.......  $300 - $500 per month            $1,000 - $1,200 per month

Communications Technology.....  Dial-up                          Leased line

Key Functionality.............  Dispenses cash                   Dispenses cash
                                Makes balance inquiries          Makes balance inquiries
                                Transfers between accounts       Transfers between accounts
                                                                 Accepts deposits
Display Screen................  Monochrome (color under          Monochrome; color optional
                                development)

UL Certification..............  Yes                              Yes

     In addition to the miniATM Cash Dispenser Model 9500, the Company currently offers four other models of focused-function ATM, with prices of up to $15,000. The principal features of these other four models are set forth below:

     - The miniATM Cash Dispenser Model 9501 is a rear-access unit. The unit is designed so that it can be mounted through an interior wall to enable cash servicing to be performed from the rear of the machine. This is primarily a security feature for merchants concerned about exposure during the cash loading process.

     - The miniATM Cash Dispenser Model 9520 has a thicker ( 1/2-inch) steel door and a thicker ( 1/2-inch) steel cabinet, weighs approximately 750 pounds and is rated for use as a safe in unattended locations. It features an electronic combination lock and an optional alarm package. The lock and alarm features are optional on the Model 9500 and 9501.

     - The Company recently has begun shipping the miniATM Cash Dispenser Model 9515, which is a multi-cassette ATM suitable for dispensing multiple denominations of cash and other items such as tickets, stamps, telephone cards and coupons. The Company's existing Model 9500 can be easily upgraded to a Model 9515 without moving the machine from its installed location, by replacing the dispensing mechanism.

     - The Company recently has introduced the miniATM Cash Dispenser Model 9535, which combines the security features of the Model 9520 with the multi-cassette feature used in the Model 9515.

     In addition, the Company recently introduced Triton Connect, a software product which enables the transaction processor, using cost-effective dial-up communications, to upload electronic journal information, to download advertisement screens, couponing messages and other terminal parameters, and to monitor the

ATM for service-related problems and cash replenishment needs. This software provides a level of monitoring that is comparable to the monitoring available for conventional ATMs that use more expensive leased telephone lines.

     Models 9500, 9501 and 9515 are intended for locations which will be staffed 24-hours per day or in which the cassette will be removed at night and placed in a safe. Because of their intended applications, Models 9500, 9501 and 9515 have been certified and are listed with Underwriters Laboratories under UL-291 Business Hour Service. Models 9520 and 9535 have been certified to the more rigorous UL-291 Level 1, 24-Hour Safe status because of their intended use in unattended locations. The UL certification establishes that, for a certain class of tools and a given length of time, the product will withstand attack attempts.

     The Company provides a limited warranty on each of its products covering manufacturing defects and premature failure, which generally covers parts for its focused-function ATMs, and parts and labor for its ATMjr Demonstrator, ATMjr+CAS and miniATM scrip models. The Company also offers for purchase extended warranties on all of its products.

  OTHER PRODUCTS

     The Company's initial product line was introduced to the banking industry in 1985 and consisted of a portable ATM demonstrator unit called the ATMjr Demonstrator, which enables banks, credit unions, and other financial institutions to demonstrate to a customer the use of an ATM. The ATMjr+CAS, a demonstrator which is equipped with a card activation system, enables customer service representatives to issue ATM cards and activate or change a customer's personal identification number.

     In 1992, the Company recognized that many retailers could profit by having a small, inexpensive ATM installed in their business locations. By leveraging its development resources in ATM demonstration machines, the Company introduced the miniATM Scrip Terminal. The miniATM Scrip Terminal allows customers to use their ATM cards to obtain cash in a manner similar to a regular bank ATM. However, instead of cash the miniATM Scrip Terminal issues a voucher, or scrip, that may be redeemed for cash at the point of sale, dramatically reducing operating costs since no cash replenishment is required. In addition, due to its simpler design, the retail price of a miniATM Scrip Terminal is approximately 85% lower than that of a conventional ATM. The unit also can be programmed to issue other voucher materials, such as coupons, travel tickets and tickets to sporting events and theaters.

PRODUCT DEVELOPMENT

     The Company recognizes that continuous product development and innovation are essential to its long-term success. The Company has been successful in introducing products that quickly capture a significant market share. The Company believes that its market-driven product development efforts have contributed to the success of its product introductions. The Company relies on information provided by customers and distributors to understand market needs in detail. The Company's engineering expertise has enabled it to bring new products to market quickly and to reduce manufacturing costs over time. During 1994, 1995 and 1996, the Company's research and development expenses were $102,000, $221,000 and $355,000, respectively.

     The Company's product development efforts emphasize products with focused functionality and attractive cost characteristics which leverage the Company's core strengths of low-cost design and efficient use of technology. The Company believes that continued strengthening of its electronics and software engineering development group is a key to broadening the Company's product offerings.

     The Company's product development efforts have resulted in the recent introduction of the miniATM Model 9515, a multi-cassette ATM suitable for dispensing multiple denominations of cash and other items such as stamps, telephone cards and coupons; the miniATM Model 9535, a UL certified 24-Hour Safe version of the Model 9515; and Triton Connect, an ATM monitoring software application which enables the transaction processor, using cost-effective dial-up communications, to upload electronic journal information, to download advertisement screens, couponing messages and other terminal parameters, and to monitor the ATM for service-related problems and cash replenishment needs.

     In addition to these products, the Company is currently field testing on a trial basis with a limited group of customers a new focused-function ATM model equipped with a "black box" that conforms with the widely used industry standard communications protocol. This model is intended to enable an ATM to be driven directly by banks and certain large third party processors that communicate with the same industry standard protocol typically used by banks. With this new model, the Company can now target the bank and credit union market, where the Company expects that its focused-function ATMs will be an attractive low-cost alternative to conventional ATMs. In addition, transaction processors in many foreign countries also use this standard communications protocol. Consequently, the version of the Company's focused-function ATM with this communications protocol should assist the Company's marketing efforts in foreign markets.

     The Company has several new products in development, including new applications for its scrip terminals. The Company continues to monitor developments in consumer needs and technological advances with specific focus on emerging opportunities in the transaction and payment processing industry such as electronic benefits transfers, acceptance of stored value cards, and use of "smart card" applications.

DISTRIBUTION, SALES AND MARKETING

  DISTRIBUTION AND SALES ORGANIZATION

     The Company's focused-function ATM product line and scrip terminals are sold in the United States through a network of approximately 30 distributors, which includes ISOs and third party processors. Many of these distributors have sub-distributors, and the Company believes that as many as 50 total distributors offer the Company's products inclusive of these relationships. The Company's distributors sell to end users such as convenience stores, hotels, casinos, grocery stores, fast food restaurants, department stores, gas stations, malls, campuses and entertainment complexes. The Company regularly evaluates its distributors and frequently receives inquiries from potential new distributors. The Company's distributors include national distributors such as Access Cash International and Card Capture Services, which accounted for approximately 22% and 19%, respectively, of the Company's net sales in 1996, regional distributors such as ATM International and North American Cash Systems, and third party processors such as Lynk Systems and Affiliated Computer Services. The Company's distributors typically offer a turnkey package to retailers including the sale and installation of the ATM, transaction processing, bank sponsorship, maintenance service and cash replenishment if required. Although the Company typically does not sign exclusive agreements with its distributors, the Company believes that most of its distributors do not offer competing focused-function ATMs.

     The sales efforts of the Company's distributors are supplemented by the Company's in-house sales force. This includes account managers and customer service specialists, who service distributors, and account executives whose efforts are targeted at specific markets, such as hotels, banks and credit unions. The account executives build sales in their respective markets by assisting distributors.

     The ATMjr Demonstrator and ATMjr+CAS products are sold domestically by the Company's direct sales force and in international markets predominantly by distributors with some sales generated by the Company's direct sales force.

  END USERS

     Off-premise locations represent substantially all of the Company's end user installed base for focused-function ATMs, and include convenience stores, hotels, casinos, grocery stores, fast food restaurants, department stores, gas stations, malls, campuses and entertainment complexes. With the introduction of a focused-function ATM that conforms with the industry standard communications protocol used by most banks and credit unions to communicate with their ATMs, the Company intends to expand its customer base to include more domestic banks and credit unions, as well as more foreign locations.

     End users of the Company's ATMjr Demonstrator product line include primarily banks and credit unions throughout the United States and several foreign countries, including Australia, Canada, Chile, Egypt, Guatemala, Indonesia, Philippines, South Africa and the West Indies.

  MARKETING SUPPORT

     Triton promotes its products and supports the sales efforts of its distributors and internal sales force by advertising in trade publications, preparing brochures for use by its distributors, exhibiting products at trade conferences, providing customer leads to its distributors, conducting targeted direct mail campaigns, conducting sales and product training seminars for its distributors, and formulating co-op advertising with selected distributors. The Company's trade conference exhibitions are targeted primarily toward the convenience store, banking, hospitality, and gaming industries. Triton routinely exhibits at large industry trade shows, such as the Retail Delivery Systems Conference for the banking industry and the National Association of Convenience Stores show.

  INTERNATIONAL MARKETING

     The Company intends to model its approach to distribution, sales and marketing in foreign markets on the distributor-based approach used successfully by the Company in the United States. The Company also intends to build upon its established relationship with distributors selling the ATMjr Demonstrator product line in foreign markets to develop its presence in the international focused-function ATM market. The Company intends to target its initial international marketing efforts on Canada, Mexico, Brazil and Columbia. The Company believes that its newly developed focused-function ATM model, which conforms with the industry standard communications protocol generally used by banks and credit unions, will improve the Company's ability to penetrate foreign markets once it becomes commercially available, because many transaction processors in foreign market use this communications protocol.

PRODUCT SERVICE AND SUPPORT

  SERVICE

     The Company relies primarily on distributors to support and maintain its products. The distributors typically enter into maintenance agreements with the ATM owner to provide after-sale service and support. The Company also utilizes, to a lesser extent, the services of a national third party maintenance organization to provide customer service and support. The third party maintenance organization is used in situations where the distributor does not have the capability or the desire to provide maintenance support.

     Recognizing the importance of after-sale support, the Company is adding more technical support staff and expanding its maintenance organization to provide more extensive service to its distributors and end users. In addition, the Company strives to minimize downtime for its ATMs through its quality assurance program and the service provided by its network of distributors and third party maintenance organizations. The Company examines and adjusts its customer support procedures in response to customer suggestions and feedback in an effort to improve this critical support function. The Company maintains an in-house technical support group for all products, consisting of telephone technical support personnel, electronic technicians for in-house repairs, and a technical support group leader. This group provides telephone support to distributors and end-users of the equipment via a toll-free 800 number.

     In the case of focused-function ATMs, repairs are typically performed in the field by a distributor or a third party maintenance organization using replacement parts sent by the Company. In the case of the ATMjr Demonstrator, ATMjr+CAS, and miniATM Scrip Terminal, a depot maintenance system is used to repair units at the Company's headquarters when the units cannot be repaired in the field by the end user.

  SERVICE TRAINING AND SUPPORT

     The Company provides regular service training courses to its distributors and third party maintenance organizations. The training course is typically held at the Company's facility on a monthly basis and provides detailed instruction on all aspects of focused-function ATM troubleshooting, repair, installation and setup, and the procedures for obtaining support and replacement parts from the Company. Attendees who successfully complete the training course receive a certification from the Company establishing their qualifications. Arrangements can be made to conduct special training classes at the distributor's or end-user's site.

MANUFACTURING

     The Company's manufacturing strategy is to produce low-cost, highly reliable ATMs. Triton's outsourcing strategy, combined with the Company's access to lower-priced labor and its emphasis on quality control, has helped the Company to achieve this goal. The Company's manufacturing operations consist primarily of assembly, software loading, testing, burn-in and quality control. All manufacturing activities are performed at the Company's facility in Long Beach, Mississippi, where operating and labor costs are typically lower than in many other regions of the United States. Most of the components of the Company's products are outsourced to suppliers at prices that the Company believes to be lower than what it would cost the Company to manufacture such components.

     Triton's manufacturing operations are grouped into several functional areas including (i) electronic/electrical assembly, such as printed circuit boards, cable and wiring harnesses, control panels and switches, (ii) mechanical/electronic sub-assembly integration and (iii) final integration, software program loading, testing and product burn-in. The Company has adopted quality assurance procedures that include standard design practices, component selection procedures, vendor control procedures and comprehensive reliability testing and analysis to ensure the reliability of its products. Quality control is performed on completed assemblies in each functional area of its assembly and at the final integration phase of the manufacturing process.

     Current demand for the Company's products is being met with a single shift in the Company's existing plant. The Company believes that growth in demand for its products in the foreseeable future can be met with additional shifts and limited plant expansion. The Company is currently exploring replacement and expansion alternatives for its existing facility in anticipation of its long term capacity needs.

SUPPLIERS

     The Company outsources the manufacture of most of its components as part of its low-cost manufacturing strategy. Component level parts, both mechanical and electronic, and some complete subsystems are purchased through outside vendors. Certain parts are custom-manufactured by these outside vendors according to the Company's specifications. Several important components used in the Company's focused-function ATMs, including the single cassette and multicassette cash dispensing subassemblies, the display screens and key pads, the business hour service cabinets and the safe-type cabinets, are obtained from single suppliers. The Company has identified alternative suppliers for its single cassette cash dispenser, display screen and both styles of cabinets, and is currently in the process of identifying potential alternative suppliers of multi-cassette cash dispensing subassemblies and key pads. Certain of the alternative suppliers identified by the Company currently supply other components to the Company. In the event the Company is required to obtain components from the alternative suppliers it has identified, there can be no assurance that the unit costs currently paid by the Company for these components would not increase. Moreover, the inability of the Company to obtain sufficient quantities of, or the failure of suppliers to deliver, the cash dispensing subassemblies, key pads, display screens or cabinets used in its focused-function ATMs would require the Company to change the design of the products in order to use an alternative component, which could increase the cost or delay the shipment of the Company's focused-function ATMs, which in turn would have a material adverse effect on the Company's business, results of operations and financial condition. There can be no assurance that alternative sources of supply would be available on reasonably acceptable terms, on a timely basis, or at all.

     The Company does not maintain any written agreements with any of its component suppliers and the Company purchases its components on a purchase order basis. Accordingly, the Company has no guaranteed supply arrangements with any of its suppliers and there can be no assurance that these suppliers will continue to meet the Company's requirements. Because the purchase of key components involves long lead times, in the event of unanticipated increases in demand for the Company's products, the Company could be unable to manufacture certain products in a quantity sufficient to meet demand. Any inability to obtain adequate deliveries of any of the components or any other circumstance that would require the Company to seek alternative sources of supply could affect the Company's ability to ship its products on a timely basis or result in increased component costs, each of which could have a material adverse effect on the Company's business, results of operations and financial condition. In order to attempt to mitigate the risk of component shortages, the Company maintains a limited inventory of components for which the Company is dependent upon sole or limited source suppliers. There can be no assurance, however, that these inventories will be sufficient, and any deficiency could have a material adverse effect on the Company's business, results of operations and financial condition.

COMPETITION

     The markets for the Company's products are characterized by intense competition. The Company has a number of direct competitors for ATMs, the most significant of which are Diebold Incorporated (including Interbold, a joint venture between Diebold Incorporated and IBM), NCR Corporation, Fujitsu Corporation and the Tidel Division of American Medical Technologies, Inc. The Company believes that the principal competitive factors in its markets are price, features and functionality, reliability, strength of distribution channels and processor relationships, length of delivery cycles, service and support. The Company believes that it competes favorably with respect to these factors.

     Many of the Company's competitors have longer operating histories, are substantially larger, and have substantially greater financial, technical, manufacturing, marketing and other resources than the Company. As a result of their greater resources, many of such competitors are better positioned than the Company to withstand significant price competition or downturns in the economy. A number of these competitors also have substantially greater name recognition and a significantly larger installed base of products than the Company, which could provide leverage to such companies in their competition with the Company. Many competitors also offer products with more functionality and features than those offered by the Company. The Company expects competition to increase, and anticipates that new competitors may enter the ATM market, particularly the focused-function segment. Such increased competition may result in price reductions, reduced gross margins and loss of market share, any of which could materially adversely affect the Company's business, results of operations and financial condition. There can be no assurance that the Company will be able to continue to compete effectively, and any failure to do so would have a material adverse effect upon the Company's business, results of operations and financial condition.

INTELLECTUAL PROPERTY

     The Company does not own any issued patent, and relies primarily on trademark, copyright and trade secret law to protect its intellectual property in the United States and abroad. These laws afford only limited protection, and there can be no assurance that the steps taken by the Company will prevent misappropriation of its technology. There can be no assurance that any trademark or copyright owned by the Company, or any patent, trademark or copyright obtained by the Company in the future, will not be invalidated, circumvented or challenged or that the rights granted thereunder will provide competitive advantages to the Company. In addition, the laws of some foreign countries do not protect the Company's proprietary rights as fully as do the laws of the United States. Thus, effective intellectual property protection may be unavailable or limited in certain foreign countries. There can be no assurance that the Company's means of protecting its proprietary rights in the United States or abroad will be adequate or that competitors will not independently develop technologies that are similar or superior to the Company's technology, duplicate the Company's technology or design around any patent of the Company. Moreover, litigation may be necessary in the future to enforce the Company's intellectual property rights, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of management's time and resources and could have a material adverse effect on the Company's business, results of operations and financial condition.

EMPLOYEES

     As of December 31, 1996, the Company had 91 full-time employees. None of the Company's employees is represented by a labor union. The Company has not experienced any work stoppages and considers its relations with its employees to be good. The Company's future success will depend, in part, upon its ability to attract and retain qualified personnel. The Company has an employee dedicated to hiring additional employees and has supplemented these efforts by retaining third party employee search firms and placing advertisements in local and regional newspapers. The Company seeks to attract new employees by offering competitive compensation packages, including salary, bonus, stock options and employee benefits. Competition for qualified personnel in the Company's industry is intense, and there can be no assurance that the Company will be successful in retaining its key employees or that it will be able to attract skilled personnel necessary for the development of its business.

FACILITIES

     The Company's headquarters are located in a 19,000 square foot facility in Long Beach, Mississippi, which is owned by the Company. This facility accommodates corporate administration, engineering, marketing, sales, customer service and support and manufacturing, including assembly, testing, packaging and shipping of products. The Company is currently expanding its facility by approximately 9,000 square feet in order to provide additional space for its administrative offices. The Company believes that, with additional shifts and limited plant expansion, this facility will be adequate for its needs for the foreseeable future. The Company is currently exploring replacement alternatives for its existing facility in anticipation of its long term capacity needs.

LEGAL PROCEEDINGS

     From time to time, the Company has been involved in litigation relating to claims arising out of its operations in the ordinary course. The Company is not a party to any litigation that in the judgment of management is likely to have a material adverse effect on the Company or its business. The Company has recently received a communication from a third party distributor of the Company's ATMs seeking damages and other remedies as a result of the alleged malfunctioning of two ATM terminals operated by the distributor which resulted in the improper dispensation of cash. Based on the information currently available to the Company and the nature of such distributor's claim, the Company does not believe that this matter will have a material adverse effect on the Company or its business, although there can be no assurances to this effect.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

     The executive officers, directors and key employees of the Company, and their ages as of February 28, 1997, are as follows:

                   NAME                     AGE                  POSITION
                   ----                     ---                  --------
Ernest L. Burdette........................  51    Chief Executive Officer, President and
                                                  Director
Robert E. Sandoz..........................  46    Vice President and Director

Frank J. Wilem, Jr........................  46    Vice President and Director

Jeffrey A. Bandrowski.....................  54    Chief Financial Officer

Thomas A. Cooper..........................  60    Director

Charles A. Emling, III....................  44    Director

Kevin P. Mohan............................  33    Director

Joseph F. Trustey.........................  34    Director

William D. Jackson........................  42    Manager of Engineering

Mary E. Dressel...........................  44    Manager of Marketing and Sales

     Ernest L. Burdette, a co-founder of the Company, has served as Chief Executive Officer, President and director of the Company since August 1979. Prior to founding the Company, Dr. Burdette was employed as Engineering Manager and Systems Engineer at Computer Sciences Corporation, a technical services provider to the government, and held faculty positions at Auburn University and Georgia University. Dr. Burdette earned a B.A. in Physics from Birmingham-Southern College, and an M.S. and a Ph.D. in Physics from Auburn University.

     Robert E. Sandoz, a co-founder of the Company, has served as Vice President of the Company since 1991, and as Treasurer and director of the Company since August 1979. Prior to founding the Company, Mr. Sandoz served as manager of Engineering Applications Software at Computer Sciences Corporation. Mr. Sandoz earned a B.S. in Computer Science from the University of Southwestern Louisiana.

     Frank J. Wilem, Jr., a co-founder of the Company, has served as Vice President and director of the Company since August 1979. Prior to founding the Company, Mr. Wilem was Engineering Manager at Computer Sciences Corporation. Mr. Wilem earned a B.S. in Electrical Engineering from Texas A & M University and an M.S. in Ocean Engineering from the University of Miami.

     Jeffrey A. Bandrowski has served as Chief Financial Officer of the Company since October 1996. From February 1996 to October 1996, Mr. Bandrowski served as Assistant Treasurer of Sequoia Systems, Inc., a computer manufacturer, and from September 1987 to June 1995, served as Chief Financial Officer, Vice President and General Manager of Kevlin Corporation, a manufacturer of microwave systems and process control systems. Mr. Bandrowski earned a B.S. in Chemistry from The College of the Holy Cross and an M.B.A. from Seton Hall University.

     Thomas A. Cooper, a director of the Company since January 1997, has served as Chairman and Principal of T.A.C. Associates since August 1996. Mr. Cooper served as Chairman, President and Chief Executive Officer of Chase Federal Bank from August 1993 to August 1996, and as Chairman and Chief Executive Officer of TAC Bancshares from 1991 to August 1996. Prior to 1991, Mr. Cooper served as Chief Executive Officer of Goldome Savings Bank, FSB and President of Bank of America. Mr. Cooper is a director of RenaissanceRe Holdings Ltd. Mr. Cooper earned a B.A. from Haverford College and a B.A. from Drew University.

     Charles A. Emling, III, a director of the Company since October 1996, was President and Chief Executive Officer of A+ Network, Inc., a paging company, from 1988 to November 1996. From 1988 to 1995, Mr. Emling served as President of Florida Network USA., a paging company. Mr. Emling earned a B.S. in Business Administration and an M.B.A. from the University of Southwestern Louisiana.

     Kevin P. Mohan, a director of the Company since July 1996, has been employed by Summit Partners since 1994 and currently serves as principal. From 1991 to 1994, Mr. Mohan served as Engagement Manager at McKinsey & Company, Inc., a management consulting firm. Mr. Mohan is a director of Intelligroup, Inc.

and several privately held companies. Mr. Mohan holds an A.B. in Economics from Harvard College, an M.B.A. from Harvard University Graduate School of Business Administration and a J.D. from Harvard Law School.

     Joseph F. Trustey, a director of the Company since July 1996, has been employed by Summit Partners since June 1992 and currently serves as general partner. From June 1990 to June 1992, Mr. Trustey was a strategy consultant with Bain & Co., Inc., a management consulting firm. Mr. Trustey is a director of Home Health Corporation of America, Inc., Suburban Ostomy Supply Company, Inc. and several privately held companies. Mr. Trustey earned a B.S. in Chemical Engineering from the University of Notre Dame and an M.B.A. from Harvard University Graduate School of Business Administration.

     William D. Jackson has served as Manager of Engineering of the Company since 1993. Prior to joining the Company in 1982 as an Electronics Engineer, Mr. Jackson served as Electronics Engineer and Component Engineer at Computer Sciences Corporation. Mr. Jackson earned a B.S. in Biomedical Engineering from the University of Tennessee and an M.B.A. from the University of Southern Mississippi.

     Mary E. Dressel has served as Manager of Marketing and Sales of the Company since 1989. Ms. Dressel joined the Company in 1988 as a Market Analyst. Prior to joining the Company, Ms. Dressel was a principal in a marketing communications company from 1986 to 1987 and a Territory Manager for Revlon Inc. from 1983 to 1986. Ms. Dressel earned a B.A. from the University of Southwestern Louisiana and an M.Ed. and an M.B.A. from the University of Southern Mississippi.

     Messrs. Burdette, Sandoz, Wilem, Mohan and Trustey were nominated and elected as directors of the Company in accordance with a Shareholders' Agreement, which will terminate upon the closing of this offering. See "Certain Transactions."

     All directors hold office until the next annual meeting of stockholders of the Company and until their successors have been duly elected and qualified. Executive officers of the Company are elected by the Board of Directors on an annual basis and serve until their successors have been duly elected and qualified. There are no family relationships among any of the executive officers or directors of the Company.

COMMITTEES OF THE BOARD

     The Board of Directors has a Compensation Committee, which makes recommendations concerning salaries and incentive compensation for employees of and consultants to the Company, and administers the Company's stock plans. The members of the Compensation Committee currently are Messrs. Trustey, Mohan and Cooper. The Board of Directors also has an Audit Committee, which reviews the results and scope of the audit and other services provided by the Company's independent accountants. The members of the Audit Committee currently are Messrs. Cooper, Emling and Trustey.

BOARD COMPENSATION

     Directors currently receive no cash compensation for serving on the Board of Directors, although directors are reimbursed for all reasonable expenses incurred by them in attending Board and Committee meetings. In connection with their election to the Board of Directors of the Company, Messrs. Emling and Cooper were each granted options to purchase 33,000 shares of Common Stock under the Company's 1996 Stock Option Plan at exercise prices of $4.97 and $9.00 per share, respectively. The options vest in five equal annual installments, commencing on the first anniversary of the date of grant.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee of the Board of Directors was established in July 1996, and currently consists of Messrs. Trustey, Mohan and Cooper. None of these individuals were at any time an officer or employee of the Company. Prior to July 1996, the functions of the Compensation Committee were performed by the Board of Directors as a whole. For information regarding certain transactions between the Company and members of the Board of Directors and the Compensation Committee, see "Certain Transactions."

EXECUTIVE COMPENSATION

     The following table provides certain summary information concerning compensation earned in the year ended December 31, 1996 by the Company's President and Chief Executive and by the Company's other executive officers in office at December 31, 1996 who earned in excess of $100,000 during 1996 (collectively, the "Named Executive Officers"). No stock options were granted to, or exercised by, the Named Executive Officers during 1996. None of the Named Executive Officers held any stock options at the end of 1996.

                           SUMMARY COMPENSATION TABLE

                                                       ANNUAL COMPENSATION
                                                     -----------------------          ALL OTHER
            NAME AND PRINCIPAL POSITION               SALARY         BONUS          COMPENSATION
---------------------------------------------------  --------       --------       ---------------
Ernest L. Burdette,................................  $224,280       $100,000           $22,500(1)
  Chief Executive Officer, President and Director
Robert E. Sandoz,..................................  $224,280       $100,000           $22,500(1)
  Vice President
Frank J. Wilem, Jr.,...............................  $224,280       $100,000           $22,500(1)
  Vice President

---------------
(1) Represents contributions by the Company on behalf of the Named Executive Officer to the Company's Simplified Employee Pension Plan, which has been replaced by its 401(k) Plan.

EMPLOYMENT AGREEMENTS

     On July 25, 1996, the Company entered into three year employment agreements with each of Messrs. Burdette, Sandoz and Wilem. These agreements were amended on December 31, 1996. Mr. Burdette's agreement provides for his employment as President and Chief Executive Officer of the Company at an annual base salary of $125,000. Mr. Sandoz' agreement provides for his employment as Vice President of Operations of the Company at an annual base salary of $125,000. Mr. Wilem's agreement provides for his employment as Vice President of Corporate Development of the Company at an annual base salary of $125,000. Each of the foregoing agreements provides for annual salary increases in such amounts, if any, as determined by the Compensation Committee of the Board of Directors. In addition, Messrs. Burdette, Sandoz and Wilem are eligible to receive annual bonuses upon the achievement by the Company of certain financial targets established by the Compensation Committee, and, upon termination of employment by the Company without cause, are entitled to receive severance pay for the lesser of twelve months and the remaining balance of the term of the agreements, along with any accrued bonuses.

STOCK PLANS

     1996 Stock Option Plan. The Company has a 1996 Stock Option Plan (the "1996 Plan"). A maximum of 1,541,707 shares of Common Stock are reserved for issuance pursuant to the 1996 Plan upon exercise of options. Under the 1996 Plan, incentive stock options may be granted to employees and officers of the Company and non-qualified stock options may be granted to consultants, directors, employees and officers of the Company. As of February 28, 1997, options to purchase 433,655 shares of Common Stock were outstanding under the 1996 Plan, of which options to purchase 263,706 shares were then exercisable.

     The 1996 Plan is administered by the Compensation Committee of the Board of Directors, subject to the supervision and control of the entire Board. Subject to the provisions of the 1996 Plan, the Compensation Committee has the authority to select optionees and determine the terms of the options granted, including
(i) the number of shares subject to each option, (ii) when the option becomes exercisable, (iii) the exercise price of the option (which in the case of an incentive stock option cannot be less than the fair market value of the Common Stock on the date of grant, or less than 110% of fair market value in the case of employees or officers holding 10% or more of the voting stock of the Company), (iv) the duration of the option, and (v) the time, manner and form of payment upon exercise of an option.

     An option is not transferrable by the optionee except by will, by the laws of descent and distribution or pursuant to a qualified domestic relations order. Options are exercisable only while the optionee remains in the employ of the Company or for a short period of time thereafter. If an optionee becomes permanently disabled or dies while in the employ of the Company, the option is exercisable prior to the last day of the sixth or twelfth month, respectively, following the date of termination of employment. If the optionee leaves the employ of the Company for any other reason, the option is exercisable for only thirty days following the date of termination of employment. Options which are exercisable following termination of employment are exercisable only to the extent that the optionee was entitled to exercise such options on the date of such termination.

     1997 Employee Stock Purchase Plan. The 1997 Employee Stock Purchase Plan (the "1997 Purchase Plan") for employees of the Company was adopted by the Board of Directors and approved by the stockholders of the Company in January 1997. The 1997 Purchase Plan authorizes the issuance of a maximum of 250,000 shares of Common Stock pursuant to the exercise of nontransferable options granted to participating employees. No shares have been granted under the 1997 Purchase Plan.

     The 1997 Purchase Plan is administered by the Compensation Committee of the Board of Directors. All employees of the Company whose customary employment is 20 hours or more per week and have been employed by the Company for at least six months are eligible to participate in the 1997 Purchase Plan. Employees who own 5% or more of the Company's stock and directors who are not employees of the Company may not participate in the 1997 Purchase Plan. To participate in the 1997 Purchase Plan, an employee must authorize the Company in writing to deduct an amount (not less than 1% nor more than 10% of a participant's base compensation) from his or her pay during the six-month periods commencing on July 1, 1997, and on each January 1 and July 1 thereafter (each a "Purchase Period"). On the first day of each Purchase Period, the Company grants to each participating employee an option to purchase up to 500 shares of Common Stock. The exercise price for the option for each Purchase Period is the lesser of 85% of the fair market value of the Common Stock on the first or last business day of the Purchase Period. The fair market value will be the closing price of the Common Stock as quoted on the Nasdaq National Market. If an employee is not a participant on the last day of the Purchase Period, such employee is not entitled to exercise his or her option, and the amount of his or her accumulated payroll deduction will be refunded to the employee. An employee's rights under the 1997 Purchase Plan terminate upon his or her voluntary withdrawal from the Plan at any time or upon termination of employment.

     Common Stock for the 1997 Purchase Plan will be made available either from authorized but unissued shares of Common Stock or from shares of Common Stock reacquired by the Company, including shares repurchased in the open market.

401(K) PLAN

     The Company has a defined contribution plan (the "401(k) Plan") pursuant to which employees at least 21 years of age who have completed at least six months of service are eligible to participate. Participants in the 401(k) Plan may not contribute more than the greater of a specified statutory amount or 15% of their pre-tax total compensation. The 401(k) Plan permits, but does not require, additional contributions to the 401(k) Plan by the Company. Eligible employees are 100% vested in their own contributions.

LIMITATION OF LIABILITY; INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Articles of Incorporation provide that a director shall not be liable to the Company or its stockholders for monetary damages for any action taken as a director, except for (i) the amount of a financial benefit received by a director to which he is not entitled, (ii) an intentional infliction of harm on the Company or its stockholders, (iii) a violation of Section 79-4-8.33 of the Mississippi Business Corporation Act relating to unlawful distributions, or (iv) an intentional violation of criminal law.

     The Company's Articles of Incorporation and By-laws provide for indemnification of the officers and directors of the Company to the fullest extent permitted by Mississippi law, including some instances in which indemnification is otherwise discretionary under Mississippi law. The Articles of Incorporation and By-laws provide that the Company shall indemnify, and upon request shall advance expenses to, in the manner and to the full extent permitted by law, any officer or director who was or is a party to, or is threatened to be made a party to, any threatened, pending or completed action, suit or proceeding; provided, however, the Company shall not indemnify an officer or director if a judgment or final adjudication adverse to the officer or director establishes his liability for (i) the amount of a financial benefit received by a director to which he is not entitled, (ii) an intentional infliction of harm on the Company or its stockholders, (iii) a violation of
Section 79-4-8.33 of the Mississippi Business Corporation Act relating to unlawful distributions, or (iv) an intentional violation of criminal law. The Company believes that these provisions are essential to attracting and retaining qualified persons as officers and directors.

                              CERTAIN TRANSACTIONS

     Summit Financing and Recapitalization. The Company completed the Recapitalization on July 25, 1996 to provide liquidity to Ernest L. Burdette, Robert E. Sandoz, Frank J. Wilem, Jr. (the "Founders"), William D. Jackson and Mary E. Dressel (collectively with the Founders, the "Original Stockholders"). Pursuant to the Recapitalization, the Company repurchased an aggregate of approximately 55% of the outstanding Common Stock from the Original Stockholders for a total consideration of $22.7 million, which was allocated to the Original Stockholders in the following amounts: Mr. Burdette ($7.4 million), Mr. Sandoz ($7.4 million), Mr. Wilem ($7.4 million), Mr. Jackson ($493,000), and Ms. Dressel ($49,000). Of such amount, $16.7 million was paid in cash and $6.0 million was paid through the issuance of 8% Subordinated Promissory Notes due 2001 of the Company (the "Original Stockholder Notes"). Each of the Original Stockholders received a pro rata portion of the cash and Original Stockholder Notes in proportion to their ownership of the Company's Common Stock. Immediately prior to the consummation of the Recapitalization, the Company made a dividend distribution to the Original Stockholders in the form of an aggregate of 100,000 shares of Series B Preferred Stock, which also was allocated among the Original Stockholders in proportion to their ownership of the Company's Common Stock.

     In order to finance the Recapitalization, the Company (i) issued and sold an aggregate of 114,000 shares of Series A Preferred Stock to Summit Investors and Summit Ventures IV for an aggregate purchase price of $11.4 million, and
(ii) issued and sold an aggregate of $5.5 million in principal amount of 12% Subordinated Debentures due 2001 of the Company (the "Subordinated Debentures") to Summit Investors and Summit Debt Fund for an aggregate purchase price of $5.5 million. After the foregoing transactions, the Company issued and sold an aggregate of 6,863,999 shares of Common Stock to the Summit Entities for an aggregate purchase price of $100,000.

     The Original Stockholder Notes and Subordinated Debentures were repaid in full, for an aggregate of approximately $11.7 million (including accrued interest of $206,000) on September 26, 1996 with the proceeds of the Bank Credit Facility provided by The First National Bank of Boston. The proceeds from the repayment of the Original Stockholder Notes were allocated to the Original Stockholders in the following amounts: Mr. Burdette ($1,979,610), Mr. Sandoz ($1,979,610), Mr. Wilem ($1,979,610), Mr. Jackson ($131,974), and Ms. Dressel
($13,196). The proceeds from the repayment of the Subordinated Debentures were allocated to the Summit Entities in the following amounts: Summit Investors ($108,175), and Summit Debt Fund ($5,505,492). In January 1997, the Bank Credit Facility was amended to increase the credit line by $15.0 million to $30.0 million, with the proceeds used to redeem all of the outstanding Series A Preferred Stock for an aggregate redemption price of $12.0 million (including accrued dividends of $580,000) and all of the outstanding Series B Preferred Stock for an aggregate redemption price of $10.5 million (including accrued dividends of $508,000). The proceeds from the redemption of the Series A Preferred Stock were allocated to the Summit Entities in the following amounts:
Summit Investors ($598,975), and Summit Ventures IV ($11,380,525). The proceeds from the redemption of the Series B Preferred Stock were allocated to the Original Stockholders in the following amounts: Mr. Burdette ($3,419,201), Mr. Sandoz ($3,419,201), Mr. Wilem ($3,419,201), Mr. Jackson ($227,926), and Ms.
Dressel ($22,803).

     In connection with the Recapitalization, the Company entered into a Shareholders' Agreement dated July 25, 1996 (the "Shareholders' Agreement") with the Summit Entities and the Original Stockholders, and a Registration Rights Agreement dated July 25, 1996 (the "Registration Rights Agreement") with the Summit Entities and the Founders. The Shareholders' Agreement provides for, among other things, restrictions on transfer of shares, rights of first refusal, rights of participation in sales, take along rights and election of directors. The Shareholders' Agreement will terminate upon consummation of this offering, except that the right of the Summit Entities to participate in sales of Common Stock by the Original Stockholders will continue until the tenth anniversary of the Recapitalization. Pursuant to the Registration Rights Agreement, holders of at least 25% of the shares of Common Stock held by the Summit Entities may require the Company to effect the registration of shares of Common Stock held by such parties for sale to the public on any two occasions, subject to certain conditions and limitations. In addition, under the terms of the Registration Rights Agreement, if the Company proposes to register any of its securities under the Securities Act of 1933, as amended (the "Securities Act"), whether for its own account or otherwise, the parties to the

Registration Rights Agreement are entitled to receive notice of such registration and to include their shares therein, subject to certain conditions and limitations. The Company has agreed to pay the fees, costs and expenses of any registration effected on behalf of the parties to the Registration Rights Agreement (other than underwriting discounts and commissions.) All rights to register Common Stock in connection with this offering have been waived by the parties to the Registration Rights Agreement. See "Shares Eligible for Future Sale -- Registration Rights."

     In connection with the Recapitalization, Messrs. Burdette, Sandoz and Wilem made certain representations and warranties to the Summit Entities with respect to the business, operations and financial condition of the Company, and agreed to indemnify the Company and the Summit Entities for losses incurred as a result of a breach of such representations and warranties; provided that the aggregate liability of such individuals shall not exceed $6.6 million for claims arising prior to April 30, 1997, and $3.3 million for claims arising after such date. Such indemnification obligations will expire thirty days after the delivery of financial statements for the Company's fiscal year ended December 31, 1997 to the Summit Entities; provided that such obligations will continue with respect to certain matters, including certain tax matters, until expiration of the applicable statute of limitations.

     Headquarters Lease and Purchase. Prior to December 31, 1996, the Company's headquarters facility at 522 East Railroad Street, Long Beach, Mississippi was leased to the Company by Ernest L. Burdette, Robert E. Sandoz and Frank J. Wilem, doing business as Calypso Properties. Under the lease dated February 1, 1995, the Company paid an annual minimum rent ranging from $6,666 to $13,332 per month. The Company believes that the terms of the lease were no less favorable to it than could have been obtained from an unaffiliated party. From October 30, 1995 through February 14, 1996, the Company made loans to Calypso Properties in the aggregate principal amount of $176,000, at an annual rate of interest of 9.75%, the proceeds of which were used for improvements to the Company's headquarters. The loans were repaid in full in July 1996.

     On December 31, 1996, the Company purchased the land and buildings for $587,000, an amount agreed upon by the disinterested members of the Board of Directors after review of independent appraisals. The original cost to Calypso Properties of the land, building and improvements was $611,471. On December 31, 1996, the Company also purchased its telephone system, which previously had been leased from Calypso Properties for $3,000 per month, from Calypso Properties for $44,257, its book value.

     Other. The Company and the Founders entered into employment agreements in July 1996, which were amended in December 1996. See "Management -- Employment Agreements." The Company also paid one-time year-end bonuses aggregating $1.9 million to the Founders in the fourth quarter of 1995. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." From January 1, 1996 until July 25, 1996, the Company was a Subchapter S corporation for federal and state income tax purposes and paid out substantially all of its earnings to its stockholders during such period. See "Dividend Policy."

     The Company has adopted a policy pursuant to which all future transactions between the Company and its officers, directors and affiliates will be on terms no less favorable to the Company than could be obtained from unrelated third parties and will be approved by a majority of the disinterested members of the Company's Board of Directors.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of February 28, 1997, as adjusted to reflect the sale of the shares offered hereby, by (i) each person who is known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) each director and Named Executive Officer, and (iii) all directors and executive officers of the Company as a group. Unless otherwise indicated below, to the knowledge of the Company, all persons listed below have sole voting and investment power with respect to their shares of Common Stock, except to the extent authority is shared by spouses under applicable law. This table assumes no exercise of the Underwriters' over-allotment option.


                                                                                     PERCENT OF SHARES
                                                                                   BENEFICIALLY OWNED(1)
                                                                                   ----------------------
                                                             SHARES BENEFICIALLY   PRIOR TO      AFTER
                     NAME AND ADDRESS                             OWNED (1)        OFFERING    OFFERING
-----------------------------------------------------------  -------------------   --------   -----------
Summit Partners(2)(3)......................................        6,863,999         55.3%        45.1%
  600 Atlantic Avenue
  Boston, MA 02110
Ernest L. Burdette(4)......................................        1,803,999         14.5         11.9
  522 East Railroad Street
  Long Beach, MS 39560
Robert E. Sandoz...........................................        1,803,999         14.5         11.9
  522 East Railroad Street
  Long Beach, MS 39560
Frank J. Wilem, Jr.........................................        1,803,999         14.5         11.9
  522 East Railroad Street
  Long Beach, MS 39560
Thomas A. Cooper...........................................               --           --           --
Charles A. Emling, III.....................................               --           --           --
Kevin P. Mohan(5)..........................................        6,863,999         55.3         45.1
Joseph F. Trustey(6).......................................        6,863,999         55.3         45.1
All executive officers and directors
  as a group(eight persons)(7).............................       12,275,996         98.9%        80.7%


---------------


(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options held by that person that are currently exercisable, or become exercisable within 60 days following February 28, 1997, are deemed outstanding. However, such shares are not deemed outstanding for purposes of computing the percentage ownership of any other person. No options are presently exercisable within 60 days after February 28, 1997. The number of shares of Common Stock deemed outstanding after this offering includes an additional 2,800,000 shares of Common Stock that are being offered for sale by the Company in this offering.


(2) Shares owned beneficially prior to the offering consist of 6,142,153, 403,922 and 317,924 shares held by Summit Ventures IV, Summit Debt Fund and Summit Investors, respectively. Summit Partners SD, L.P. is the General Partner of Summit Debt Fund, and Summit Partners IV, L.P. is the General Partner of Summit Ventures IV. Stamps, Woodsum & Co., III is the General Partner of Summit Partners SD, L.P. and Stamps, Woodsum & Co. IV is the General Partner of Summit Partners IV, L.P. Joseph F. Trustey, a director of the Company, is a General Partner of Stamps, Woodsum & Co. III, Stamps, Woodsum & Co. IV and Summit Investors. See Notes (5) and (6).

(3) Summit Ventures IV and Summit Investors have expressed a desire to purchase up to 300,000 shares of Common Stock in the Concurrent Offering. In the event Summit Ventures IV and Summit Investors purchase all such shares, they would beneficially own an aggregate of 6,760,077 shares, or 44.4% of the shares outstanding after this offering. See "Underwriting."


(4) Includes 100,000 shares held by Burdette Limited Partnership, of which Mr. Burdette is the general partner.

(5) Includes shares described in Note (2) above. Mr. Mohan, a director of the Company, is a principal of affiliates of Summit Partners. Mr. Mohan exercises shared investment and voting power with respect to such shares, but disclaims beneficial ownership of such shares.

(6) Includes shares described in Note (2) above. Mr. Trustey, a director of the Company, is a general partner of affiliates of Summit Partners. Mr. Trustey exercises shared investment and voting power with respect to such shares, but disclaims beneficial ownership of such shares.


(7) If Summit Ventures IV and Summit Investors purchase an aggregate of 300,000 shares in the Concurrent Offering, all directors and executive officers as a group will own 12,575,996 shares, or 82.7% of the shares outstanding after this offering. See Note (3) above.

                          DESCRIPTION OF CAPITAL STOCK

     Effective upon the closing of this offering, the authorized capital stock of the Company will consist of 40,000,000 shares of Common Stock, $.01 par value per share, and 5,000,000 shares of Preferred Stock, $.01 par value per share (the "Preferred Stock"). As of February 28, 1997, there were outstanding 12,408,288 shares of Common Stock (owned of record by eight holders) and no shares of Preferred Stock. As of such date, there were outstanding options to purchase an aggregate of 433,655 shares of Common Stock and warrants to purchase an aggregate of 32,109 shares of Common Stock.

     The following summary of certain provisions of the Common Stock and Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's Restated Articles of Incorporation as amended and restated (the "Articles of Incorporation"), which are included as an exhibit to the Registration Statement, and by the provisions of applicable law.

COMMON STOCK

     Holders of Common Stock are entitled to one vote per share on matters to be voted upon by the stockholders. There are no cumulative voting rights. Holders of Common Stock are entitled to receive ratable dividends when, as and if declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of any then outstanding Preferred Stock. Upon the liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in the assets of the Company available for distribution to its stockholders, subject to the preferential rights of any then outstanding Preferred Stock. The shares of Common Stock outstanding upon the effective date of this Prospectus are, and the shares offered by the Company hereby will be, when issued and paid for, fully paid and nonassessable. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of holders of shares of any Preferred Stock that the Company may designate in the future.

PREFERRED STOCK

     After the closing of this offering, the Company's Board of Directors will have the authority, without further stockholder approval, to issue up to 5,000,000 shares of Preferred Stock in one or more series and to fix the relative rights, preferences, privileges, qualifications, limitations and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of the Company, may discourage bids for the Company's Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price, and the voting and other rights of the holders of, the Common Stock. No shares of Preferred Stock will be outstanding immediately following the closing of this offering. The Company has no present plans to issue any shares of Preferred Stock.

BANK WARRANT

     The Company issued a warrant (the "Bank Warrant") to an affiliate of The First National Bank of Boston (the "Bank") in connection with the January 1997 increase in the Bank Credit Facility. The exercise price of the Bank Warrant is equal to the initial public offering price of Common Stock offered hereby. The Bank Warrant expires January 24, 2007, and is presently exercisable with respect to 32,109 shares of Common Stock.

CERTAIN ARTICLES OF INCORPORATION, BY-LAW AND STATUTORY PROVISIONS AFFECTING STOCKHOLDERS

     Articles of Incorporation and By-laws. The Company's Articles of Incorporation provide that stockholders may remove a director only for cause. Advance notice of stockholder nominations and any other matter to be brought before a meeting of stockholders will be required to be given in writing to the Secretary of the

Company within the time periods specified in the Company's By-laws. The Articles of Incorporation provide that special meetings of stockholders of the Company may be called only by the Board of Directors, the Chairman of the Board of Directors, the Chief Executive Officer, the President or the holders of 50% or more of the outstanding shares. The By-laws provide that no action required or permitted to be taken at any annual or special meeting of the stockholders of the Company may be taken without a meeting, unless the unanimous consent of stockholders entitled to vote thereon is obtained.

     Mississippi Anti-Takeover Statutes The Mississippi Shareholder Protection Act (the "Protection Act"), which will be applicable after this offering at such time as the Company has 500 or more beneficial owners of its stock, requires that a business combination be approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by outstanding shares of voting stock of the corporation and (b) two-thirds ( 2/3) of the votes entitled to be cast by holders of voting stock not held by an interested stockholder who is a party to the business combination, except that the provisions of the Protection Act shall not apply if the business combination is approved by at least 80% of the Company's directors or if the aggregate amount of any offer meets certain fair price criteria.

     "Business combination" is defined in the Protection Act generally as:

          (i) Any merger, consolidation, share exchange or similar transaction with any interested stockholder or other corporation which is an affiliate of an interested stockholder, (ii) any sale, lease, transfer or other disposition in a transaction with any interested stockholder of assets having an aggregate market value of 20% or more of the total market value of the outstanding stock of the corporation or of its assets; (iii) the issuance or transfer by the corporation, or any subsidiary, of any securities of the corporation or any subsidiary which have an aggregate market value of 5% or more of the total market value of the outstanding stock of the corporation to any interested stockholder or any affiliate of any interested stockholder; (iv) the adoption of any plan or proposal for the liquidation, dissolution of or similar transaction involving the corporation in which anything other than cash will be received by an interested stockholder; or (v) any reclassification or recapitalization of securities or any merger, consolidation or share exchange of the corporation with any of its subsidiaries which increases by 5% or more the proportionate share of the total number of outstanding shares or class of equity securities held by any interested stockholder or affiliate thereof.

     "Interested stockholder" means any person or associated group of persons acting in concert (other than the corporation and/or any subsidiaries) that (i) is the beneficial owner of 20% or more of the voting power of the outstanding voting stock of the corporation, or (ii) is an affiliate of the corporation and at any time within the two-year period immediately prior to the date in question was the beneficial owner of 20% or more of the voting power of the then outstanding voting stock of the corporation.

     Following the closing of this offering, the Company will be subject to the Mississippi Control Share Act (the "Control Act"). The Control Act, subject to certain exceptions, reduces the voting power of "control shares" having voting power of one-fifth or more of all voting power of the corporation to zero unless the shareholders of the corporation approve a resolution granting the shares the same voting rights as they had before they became control shares.

     "Control shares" means issued and outstanding shares of a corporation that, except for the Control Act, would have voting power when added to all other shares of the issuing corporation owned of record or beneficially by an acquiring person that would entitle the acquiring person to exercise more than one-fifth of the voting power of the corporation in the election of directors.

     Directors' Liability. The Articles of Incorporation of the Company provide that no director shall be liable to the Company or its stockholders for monetary damages for any action taken as a director, except for (i) the amount of a financial benefit received by a director to which he is not entitled, (ii) an intentional infliction of harm on the Company or its stockholders, (iii) a violation of Section 79-4-8.33 of the Mississippi Business Corporation Act relating to unlawful distribution, or (iv) an intentional violation of criminal law. The effect of this provision is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care other than as described in clauses (i) through (iv) above. The limitations summarized above, however, do not affect the ability of the Company or its stockholders to seek non-monetary based remedies, such as an injunction or rescission against a director for breach of his fiduciary duty, nor would such limitations limit liability under the federal securities laws. The Company's Articles of Incorporation and By-laws provide that the Company shall, to the full extent permitted by Mississippi law, as amended from time to time, indemnify and advance expenses to each of its currently acting and former directors, officers, employees and agents arising in connection with their acting in such capacities, including some instances in which indemnification is otherwise discretionary under Mississippi law.

     The provisions of the Protection Act and the Control Act, the provisions of the Company's By-laws and Articles of Incorporation relating to the removal of directors and the taking of actions at stockholder meetings, and the authority of the Board of Directors to issue Preferred Stock, all as described above, may have certain anti-takeover effects. Such provisions, individually or in combination, may discourage other persons from or make it more difficult for other persons to make a tender offer or acquisitions of substantial amounts of the Company's Common Stock or from launching other takeover attempts that a stockholder might consider in such stockholder's best interest, including those attempts that might result in the payment of a premium over the market price for the Common Stock held by such stockholder.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is The First National Bank of Boston.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no public market for the Common Stock of the Company, and no predictions can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the prevailing market prices for the Common Stock. Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock and could impair the Company's future ability to obtain capital through an offering of equity securities.


     Upon completion of this offering, the Company will have 15,208,288 shares of Common Stock outstanding (assuming no exercise of outstanding options and warrants). Of these shares, the 2,800,000 shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), except that any shares purchased by "affiliates" of the Company, as that term is defined in Rule 144 ("Rule 144") under the Securities Act ("Affiliates"), may generally only be sold in compliance with the limitations of Rule 144 described below. The remaining shares of Common Stock outstanding upon completion of this offering will be "restricted securities" as that term is defined in Rule 144 under the Securities Act ("Restricted Shares"). Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 promulgated under the Securities Act, which are summarized below. Sales of the Restricted Shares in the public market, or the availability of such shares for sale, could adversely affect the market price of the Common Stock.


     Of the Restricted Shares, up to 132,292 shares, all of which are subject to lock-up agreements as described below, may be eligible for sale in the public market immediately after this offering pursuant to Rule 144(k) under the Securities Act. An additional 5,411,997 Restricted Shares, all of which are subject to lock-up agreements as described below, will be eligible for resale under Rule 144 commencing 90 days after the effective date of this offering. The remaining 6,863,999 Restricted Shares, all of which are subject to lock-up agreements as described below, will be eligible for resale under Rule 144 commencing on July 26, 1997.

     The holders of all shares of Common Stock outstanding prior to the offering have entered into contractual "lock-up" agreements providing that they will not offer, sell or otherwise dispose of the shares of Common Stock of the Company, options or warrants to acquire shares of Common Stock or any securities exercisable for or convertible into the Company's Common Stock owned by them for a period of 180 days after the date of this Prospectus, without the prior written consent of Montgomery Securities. See "Underwriting."


     In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of this offering, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least two years (including the holding period of any prior owner except an Affiliate) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) one percent of the number of shares of Common Stock then outstanding (which will equal approximately 152,083 shares immediately after this offering); or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an Affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least three years (including the holding period of any prior owner except an Affiliate), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provision of Rule 144.


     In addition, the Securities and Exchange Commission has approved an amendment to Rule 144, effective April 29, 1997, which reduces by one year the holding periods before shares subject to Rules 144 and 144(k) become eligible for sale in the public market. Accordingly, all Restricted Shares will be eligible for resale under Rule 144 following the expiration of the lock-up period.

     As of February 28, 1997, options to purchase a total of 433,655 shares of Common Stock were outstanding. Of the total shares issuable pursuant to such options, 362,706 (including all options that are currently exercisable) are subject to lock-up agreements. An additional 1,358,052 shares of Common Stock are available for future grants under the Company's stock option and employee stock purchase plans. See "Management -- Stock Plans."

     In general, under Rule 701, as currently in effect, beginning 90 days after the effective date of this offering, certain shares issued upon exercise of options granted by the Company prior to the date of this Prospectus will also be eligible for sale in the public market. Any employee, officer or director of or consultant to the Company who purchased his or her shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits Affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-Affiliates may sell such shares in reliance on Rule 144 without having to comply with the public information, volume limitation or notice provisions of Rule 144. In both cases, a holder of Rule 701 shares is required to wait until 90 days after the date of this Prospectus before selling such shares.

     The Company intends to file one or more registration statements on Form S-8 under the Securities Act to register all shares of Common Stock subject to outstanding stock options and Common Stock issuable pursuant to the Company's stock option and employee stock purchase plans that do not qualify for an exemption under Rule 701 from the registration requirements of the Securities Act. The Company expects to file these registration statements upon the effectiveness of this offering or shortly thereafter, and such registration statements are expected to become effective upon filing. Shares covered by these registration statements will thereupon be eligible for sale in the public markets, subject to the lock-up agreements, to the extent applicable.

REGISTRATION RIGHTS

     Upon the completion of this offering, certain stockholders and the holder of the Bank Warrant (the "Rightsholders") will be entitled to require the Company to register under the Securities Act up to a total 12,275,996 shares of outstanding Common Stock (the "Registrable Shares") under the terms of a Registration Rights Agreement among the Company and the Rightsholders (the "Registration Agreement") and the terms of the Bank Warrant. The Registration Agreement and the Bank Warrant provide that in the event the Company proposes to register any of its securities under the Securities Act at any time or times, the Rightsholders, subject to certain exceptions, shall be entitled to include Registrable Shares in such registration. However, the managing underwriter of any such offering may exclude for marketing reasons some or all of such Registrable Shares from such registration. Certain Rightsholders who currently hold an aggregate of 6,863,999 shares of Common Stock have, subject to certain conditions and limitations, additional rights to require the Company to prepare and file a registration statement under the Securities Act with respect to their Registrable Shares if Rightsholders holding at least 25% of the Registrable Shares held by all such Rightsholders so request. The Company is generally required to bear the expenses of all such registrations, except underwriting discounts and commissions.

                                  UNDERWRITING

     The Underwriters named below, represented by Montgomery Securities, Smith Barney Inc. and The Robinson-Humphrey Company, Inc. (the "Representatives"), have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock indicated below opposite their respective names at the initial public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of such shares if they purchase any.


                                                                   NUMBER OF
                                   UNDERWRITER                      SHARES
    -------------------------------------------------------------  ---------
    Montgomery Securities........................................
    Smith Barney Inc. ...........................................
    The Robinson-Humphrey Company, Inc. .........................

                                                                   ---------
              Total..............................................  2,500,000
                                                                   =========


     The Representatives have advised the Company that the Underwriters propose initially to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow to selected dealers a
concession of not more than $     per share; and the Underwriters may allow, and
such dealers may reallow, a concession of not more than $     per share to
certain other dealers. After the initial public offering, the offering price and other selling terms may be changed by the Representatives. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part.


     The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 375,000 additional shares of Common Stock to cover over-allotments, if any, at the same price per share as the initial 2,500,000 shares to be purchased by the Underwriters. To the extent that the Underwriters exercise this option, each of the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with this offering.


     The Underwriting Agreement provides that the Company will indemnify the Underwriters and their controlling persons against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.


     The Company anticipates that Summit Ventures IV and Summit Investors will be offered the opportunity to purchase an aggregate of up to an additional 300,000 shares of Common Stock in the Concurrent Offering at a price of $ per share (the price to public less the underwriting discount). The terms of any such sale will be otherwise on the same terms as sales to other investors in this offering. Any purchase of shares of Common Stock by Summit Ventures IV and Summit Investors will be for investment purposes and not with a view to distributing such shares to the public. No assurance can be given that any shares will be sold in the Concurrent Offering. Any shares not sold in the Concurrent Offering will be offered by the Underwriters to the general public on the same terms and conditions as the other shares offered hereby in the Underwritten Offering. The closing of the Concurrent Offering is contingent upon the closing of the Underwritten Offering, and vice versa. See "Principal Stockholders."


     All holders of Common Stock, including each director, officer and Summit Entity, who will together hold 12,408,288 shares of Common Stock following the closing of this offering (12,708,288 shares assuming Summit Ventures IV and Summit Investors purchase 300,000 shares in the Concurrent Offering), have agreed, subject to certain limited exceptions, not to sell, or offer to sell, or otherwise dispose of, directly or indirectly, any shares of Common Stock currently held by them, any right to acquire any shares of Common Stock or any securities exercisable for or convertible into any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Montgomery Securities. Montgomery Securities may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements. In addition, the Company has agreed, subject to certain exceptions, that for a period of 180 days after the date of this Prospectus it will not, without the prior written consent of Montgomery Securities, issue, offer, sell, grant options to purchase or otherwise dispose of any equity securities or securities convertible into or exchangeable for equity securities except for shares of Common Stock offered hereby, shares issuable upon exercise of the Bank Warrant, options granted or shares issued pursuant to new or outstanding options under the 1996 Plan or the 1997 Purchase Plan and shares issued in connection with acquisitions so long as the recipients thereof agree to a similar lock-up provision. See
"Management -- Stock Plans."

     Certain persons participating in this offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may involve the purchase of Common Stock of the Company on the Nasdaq National Market or otherwise. Such transactions may stabilize or maintain the market price of the Common Stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

     The Representatives have informed the Company that the Underwriters do not expect to make sales of Common Stock offered by this Prospectus to accounts over which they exercise discretionary authority in excess of 5% of this offering.

     Prior to this offering, there has been no public market for the Common Stock. Consequently, the initial public offering price will be determined through negotiations between the Company and the Representatives. Among the factors to be considered in such negotiations will be the history of, and prospects for, the Company and the industry in which it competes, an assessment of the Company's management, the Company's past and present operations and financial performance, its past and present earnings and the trend of such earnings, the prospects for future earnings of the Company, the present state of the Company's development, the general condition of the securities markets at the time of the offering and the market prices of publicly traded common stocks of comparable companies in recent periods.


     The Underwriters have reserved for sale, at the initial public offering price, up to 8.0% of the shares of Common Stock offered hereby for employees of the Company and certain other individuals who have expressed an interest in purchasing such shares of Common Stock in the offering. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same basis as other shares offered hereby.


                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Hutchins, Wheeler & Dittmar, A Professional Corporation, Boston, Massachusetts. Certain legal matters in connection with the offering will be passed upon for the Underwriters by Hale and Dorr LLP, Boston, Massachusetts. With respect to certain matters of Mississippi law, Hutchins, Wheeler & Dittmar will rely on the opinion of Brunini, Grantham, Grower & Hewes, PLLC, Jackson, Mississippi.

                                    EXPERTS

     The financial statements included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C. 20549, a Registration Statement on Form S-1 under the Securities Act (the "Registration Statement") with respect to the Common Stock offered hereby. This Prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock, reference is hereby made to the Registration Statement and the exhibits and schedules filed therewith. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected without charge or copied at prescribed rates at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549, and at the Commission's Regional Offices located at The Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material may be obtained at prescribed rates by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, or accessed on the Commission's World Wide Web site at (http://www.sec.gov).

     The Company intends to distribute to its stockholders annual reports containing financial statements audited by its independent accountants and quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.
                             ---------------------

     ATMjr Demonstrator, ATMjr+CAS, miniATM, Triton Connect, and Triton are trademarks of Triton Systems, Inc. All other trademarks and trade names referred to in this Prospectus are the property of their respective owners.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Independent Auditors' Report..........................................................   F-2
Financial Statements:
     Balance Sheets as of December 31, 1995 and 1996..................................   F-3
     Statements of Operations for the years ended December 31, 1994, 1995 and 1996....   F-4
     Statements of Stockholders' Equity (Deficit) for the years ended December 31,
      1994, 1995 and 1996.............................................................   F-5
     Statements of Cash Flows for the years ended December 31, 1994, 1995 and 1996....   F-6
Notes to Financial Statements.........................................................   F-7

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
Triton Systems, Inc.
Long Beach, Mississippi

     We have audited the accompanying balance sheets of Triton Systems, Inc. as of December 31, 1995 and 1996 and the related statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of Triton Systems, Inc. as of December 31, 1995 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

New Orleans, Louisiana
January 24, 1997

                              TRITON SYSTEMS, INC.

                                 BALANCE SHEETS

                                                                                 DECEMBER 31,
                                                                   ----------------------------------------
                                                                                                PRO FORMA
                                                                      1995          1996           1996
                                                                   ----------   ------------   ------------
                                                                                                (NOTE 13)
                                                  ASSETS
Current Assets:
  Cash...........................................................  $2,502,931   $  4,518,783   $  3,991,783
  Accounts receivable, net of $100,000 (1995) and $1,030,000
    (1996) allowance for bad debts...............................   4,648,130      4,472,146      4,472,146
  Inventory......................................................   1,888,344      3,044,939      3,044,939
  Prepaid expenses and other current assets......................       3,798          4,559          4,559
  Deferred income taxes..........................................      80,000        700,000        700,000
                                                                   ----------   ------------   ------------
    Total current assets.........................................   9,123,203     12,740,427     12,213,427
                                                                   ----------   ------------   ------------
Property and Equipment:
  Equipment......................................................     289,811        434,890        434,890
  Building and improvements......................................      39,824        685,426        685,426
                                                                   ----------   ------------   ------------
                                                                      329,635      1,120,316      1,120,316
  Less accumulated depreciation..................................     179,625        241,425        241,425
                                                                   ----------   ------------   ------------
    Property and equipment, net..................................     150,010        878,891        878,891
                                                                   ----------   ------------   ------------
Other Assets.....................................................          --         56,250         56,250
                                                                   ----------   ------------   ------------
Total Assets.....................................................  $9,273,213   $ 13,675,568   $ 13,148,568
                                                                   ==========   ============   ============
                              LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current Liabilities:
  Accounts payable...............................................  $  768,814   $  2,071,802   $  2,071,802
  Income taxes payable...........................................   2,682,935        236,855        236,855
  Accrued expenses...............................................     377,615      1,092,252      1,092,252
                                                                   ----------   ------------   ------------
    Total current liabilities....................................   3,829,364      3,400,909      3,400,909
                                                                   ----------   ------------   ------------
Long-Term Debt -- revolving line of credit.......................          --      8,000,000     29,818,000
Mandatorily Redeemable Preferred Stock:
  Mandatorily redeemable Series A preferred stock, $.01 par
    value; 114,000 shares authorized, issued and outstanding in
    1996 with a redemption value of $100 per share ($11,400,000), plus accrued dividends; none outstanding in 1995 and pro
    forma........................................................          --     11,652,000             --
  Mandatorily redeemable Series B preferred stock, $.01 par
    value; 100,000 shares authorized, issued and outstanding in
    1996 with a redemption value of $100 per share ($10,000,000), plus accrued dividends; none outstanding in 1995 and pro
    forma........................................................          --     10,442,000             --
                                                                   ----------   ------------   ------------
    Total mandatorily redeemable preferred stock.................          --     22,094,000             --
                                                                   ----------   ------------   ------------
Commitments (Notes 1 and 11)
Stockholders' Equity (Deficit):
  Preferred stock $.01 par value, 5,000,000 shares authorized,
    none issued..................................................          --             --             --
  Common stock $.01 par value; 40,000,000 shares authorized;
    12,408,288 shares issued in 1995 and 1996....................     124,083        124,083        124,083
  Common stock $.01 par value (non-voting), 1,000,000 shares
    authorized, none issued......................................          --             --             --
  Additional paid in capital.....................................          --        302,360        302,360
  Distributions in excess of basis...............................                (23,176,784)   (23,176,784)
  Retained earnings..............................................   5,319,766      2,931,000      2,680,000
                                                                   ----------   ------------   ------------
    Total stockholders' equity (deficit).........................   5,443,849    (19,819,341)   (20,070,341)
                                                                   ----------   ------------   ------------
Total Liabilities and Stockholders' Equity (Deficit).............  $9,273,213   $ 13,675,568   $ 13,148,568
                                                                   ==========   ============   ============

                       See notes to financial statements.

                              TRITON SYSTEMS, INC.

                            STATEMENTS OF OPERATIONS

                                                                YEAR ENDED DECEMBER 31,
                                                       ------------------------------------------
                                                          1994           1995            1996
                                                       ----------     -----------     -----------
Net sales............................................  $3,236,058     $21,007,965     $40,967,899
Cost of sales........................................   1,948,479       9,246,818      21,350,001
                                                       ----------     -----------     -----------
     Gross profit....................................   1,287,579      11,761,147      19,617,898
Operating expenses...................................     916,603       4,342,767       5,235,474
                                                       ----------     -----------     -----------
     Income from operations..........................     370,976       7,418,380      14,382,424
Interest income (expense), net.......................       7,330         110,309        (185,432)
                                                       ----------     -----------     -----------
     Income before income taxes......................     378,306       7,528,689      14,196,992
Income taxes.........................................     145,000       2,815,000       2,650,000
                                                       ----------     -----------     -----------
     Net income......................................     233,306       4,713,689      11,546,992
Accretion of preferred stock dividends and
  redemption value...................................          --              --         965,000
                                                       ----------     -----------     -----------
     Net income applicable to common stockholders....  $  233,306     $ 4,713,689     $10,581,992
                                                       ==========     ===========     ===========
     Net income applicable to common
       stockholders -- per common share..............  $     0.02     $      0.37
                                                       ==========     ===========
Pro Forma Information (unaudited):
  Historical net income applicable to common
     stockholders....................................                                 $10,581,992
  Adjustment to reflect income tax expense...........                                  (2,850,000)
  Adjustment for assumed replacement of preferred
     stock with debt.................................                                     485,000
                                                                                      -----------
  Pro forma net income applicable to common
     stockholders....................................                                 $ 8,216,992
                                                                                      ===========
  Pro forma net income applicable to common
     stockholders -- per common share................                                 $      0.65
                                                                                      ===========
Weighted average shares outstanding..................  12,731,018      12,731,018      12,731,018
                                                       ==========     ===========     ===========

                       See notes to financial statements.

                              TRITON SYSTEMS, INC.

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                            COMMON STOCK        ADDITIONAL   DISTRIBUTIONS
                                        ---------------------    PAID-IN       IN EXCESS       RETAINED
                                          SHARES      AMOUNT     CAPITAL       OF BASIS        EARNINGS        TOTAL
                                        ----------   --------   ----------   -------------   ------------   ------------
Balance, January 1, 1994..............  12,408,288   $124,083    $ --        $    --         $    372,771   $    496,854
  Net income..........................                                                            233,306        233,306
                                        ----------   --------    --------     ------------   ------------   ------------
Balance, December 31, 1994............  12,408,288    124,083      --             --              606,077        730,160
  Net income..........................                                                          4,713,689      4,713,689
                                        ----------   --------    --------     ------------   ------------   ------------
Balance, December 31, 1995............  12,408,288    124,083      --             --            5,319,766      5,443,849
  Net income -- January 1, 1996 to
    July 25, 1996.....................                                                          7,650,992      7,650,992
  Distribution in the form of
    mandatorily redeemable preferred
    stock.............................                                         (10,000,000)                  (10,000,000)
  Subchapter S distributions..........                                                         (3,500,000)    (3,500,000)
  Recapitalization and distributions
    to stockholders...................  (6,863,999)   (68,640)                 (13,176,784)    (9,470,758)   (22,716,182)
Issuance of common stock..............   6,863,999     68,640     302,360                                        371,000
  Net income -- July 26, 1996 to
    December 31, 1996.................                                                          3,896,000      3,896,000
  Accretion of redemption value on
    mandatorily redeemable Series A
    preferred stock...................                                                            (20,000)       (20,000)
  Accretion of dividends on
    mandatorily redeemable Series A
    and B preferred stock.............                                                           (945,000)      (945,000)
                                        ----------   --------    --------     ------------   ------------   ------------
Balance, December 31, 1996............  12,408,288   $124,083    $302,360    $ (23,176,784)  $  2,931,000   $(19,819,341)
                                        ==========   ========    ========     ============   ============   ============

                       See notes to financial statements.

                              TRITON SYSTEMS, INC.

                            STATEMENTS OF CASH FLOWS

                                                                   YEAR ENDED DECEMBER 31,
                                                             -----------------------------------
                                                               1994        1995         1996
                                                             --------   ----------   -----------
Cash Flows from Operating Activities:
  Net income...............................................  $233,306   $4,713,689   $11,546,992
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Provision for bad debts...............................        --      100,000       930,000
     Depreciation and amortization.........................    31,937       50,798        61,800
     Deferred income taxes.................................        --      (20,000)     (620,000)
     Changes in operating assets and liabilities:
       Accounts receivable.................................    17,916   (4,387,900)     (754,016)
       Inventory...........................................   (57,537)  (1,553,794)   (1,156,595)
       Prepaid expenses and other current assets...........   (24,348)      22,511          (761)
       Accounts payable....................................   174,132      491,768     1,302,988
       Income taxes payable................................   (20,708)   2,657,286    (2,446,080)
       Accrued expenses....................................    47,885       25,913       714,637
                                                             --------   ----------   -----------
          Net cash provided by operating activities........   402,583    2,100,271     9,578,965
                                                             --------   ----------   -----------
Cash Flows from Investing Activities:
  Acquisition of property and equipment....................   (55,560)    (136,050)     (790,681)
  Other....................................................                              (56,250)
                                                             --------   ----------   -----------
          Net cash used in investing activities............   (55,560)    (136,050)     (846,931)
                                                             --------   ----------   -----------
Cash Flows from Financing Activities:
  Proceeds from revolving line of credit...................                           11,700,000
  Repayment of revolving line of credit....................                           (3,700,000)
  Proceeds from issuance of Common Stock...................                              371,000
  Proceeds from issuance of mandatorily redeemable Series A
     preferred stock.......................................                           11,129,000
  Proceeds from issuance of 12% subordinated debentures....                            5,500,000
  Repayment of 12% subordinated debentures.................                           (5,500,000)
  Repayment of 8% subordinated promissory notes............                           (6,000,000)
  Distributions to the original stockholders as dividends
     and redemption consideration..........................                          (20,216,182)
                                                             --------   ----------   -----------
          Net cash used in financing activities............        --           --    (6,716,182)
                                                             --------   ----------   -----------
Net Increase in Cash.......................................   347,023    1,964,221     2,015,852
Cash, Beginning of Year....................................   191,687      538,710     2,502,931
                                                             --------   ----------   -----------
Cash, End of Year..........................................  $538,710   $2,502,931   $ 4,518,783
                                                             ========   ==========   ===========
Supplemental Cash Flow Information:
  Income taxes paid........................................  $171,588   $  150,000   $ 5,724,000
                                                             ========   ==========   ===========
  Interest paid............................................  $  5,811   $    3,749   $   347,233
                                                             ========   ==========   ===========
Noncash Financing Activities:
  Issuance of 8% subordinated promissory notes to original
     stockholders in connection with the Recapitalization
     (Note 1)..............................................  $     --   $       --   $ 6,000,000
                                                             ========   ==========   ===========
  Issuance of mandatorily redeemable Series B preferred
     stock to original stockholders (Note 1)...............  $     --   $       --   $10,000,000
                                                             ========   ==========   ===========
  Accretion of preferred stock dividends and redemption
     value.................................................  $     --   $       --   $   965,000
                                                             ========   ==========   ===========

                       See notes to financial statements.

                              TRITON SYSTEMS, INC.

                         NOTES TO FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation -- The Company was founded in 1979 and designs and manufactures automated teller machines ("ATMs") and other financial hardware products, such as scrip terminals and ATM demonstration machines.

     Recapitalization -- On July 25, 1996, the Company effected a recapitalization (the "Recapitalization") pursuant to which the Company repurchased an aggregate of approximately 55% of the outstanding Common Stock from its founders and certain other stockholders (the "Original Stockholders") for a total consideration of $22.7 million. Of this amount, $16.7 million was paid in cash and $6.0 million was paid through the issuance of 8% Subordinated Promissory Notes of the Company due in 2001 (the "Stockholder Notes"). Immediately prior to the consummation of the Recapitalization, the Company made a dividend distribution to the Original Stockholders in the form of an aggregate of 100,000 shares of Series B preferred stock.

     In order to finance the Recapitalization, the Company issued and sold (1) an aggregate of 114,000 shares of Series A preferred stock with a redemption value of $11.4 million for an aggregate purchase price of $11.4 million, and (2) $5.5 million of 12% Subordinated Debentures of the Company due 2001 (the "Subordinated Debentures") for an aggregate purchase price of $5.5 million. After the foregoing transactions, the Company issued and sold an aggregate of 6,863,999 shares of Common Stock for an aggregate purchase price of $100,000.

     On September 26, 1996, the Stockholder Notes and Subordinated Debentures were repaid from the proceeds of a revolving line of credit provided by The First National Bank of Boston. See Note 12 regarding the subsequent redemption of the Series A and Series B preferred stock on January 24, 1997.

     The transaction has been accounted for as a recapitalization, and accordingly, no change in the accounting basis of the Company's assets have been made in the accompanying financial statements. The amount of cash paid and securities issued to the stockholders exceeded the Company's net assets on the date of the transaction and has been recorded in the stockholders' equity section as distributions in excess of basis.

     Cash and Cash Equivalents -- All highly liquid investments with an original maturity of three months or less from the date of purchase and money market funds are considered cash equivalents.

     Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Accounts Receivable -- Accounts receivable are reduced by any necessary allowance for doubtful accounts. The allowance is determined by management based on an evaluation of individual accounts and historical chargeoffs.

     Financial Instruments -- The fair value of the Company's financial instruments approximate their carrying amount.

     Inventory -- Parts and supplies are carried at the lower of cost (FIFO) or market. The cost of work in process and finished goods is based on accumulated direct costs and allocated overhead.

     Property and Equipment -- Property and equipment is stated at cost. Depreciation and amortization are provided over the estimated useful lives of the various properties using accelerated methods. The headquarters building is being depreciated over a 25 year useful life. Furniture, fixtures, and equipment are depreciated over useful lives varying from three to seven years. Automobiles are depreciated over a five year useful life. Upon

                              TRITON SYSTEMS, INC.

disposal, the assets and related accumulated depreciation are removed from the Company's accounts, and the resulting gains and losses are reflected in the statements of operations.

     Revenue Recognition -- Revenue is recognized upon shipment of the product to the customer. The Company does not grant rights of return.

     Warranties -- The Company's products are covered by a one-year parts-only warranty. During 1996, the Company increased its warranty coverage from three months to one year. Estimated future costs of repair, replacement, or customer accommodations are reflected in the accompanying financial statements. Such warranty reserves amounted to $35,000 and $585,000 at December 31, 1995 and 1996 and are included in accrued expenses.

     Research and Development -- Research and development expenditures are charged to operations as incurred. Costs incurred in 1994, 1995 and 1996 were approximately $102,000, $221,000 and $355,000, respectively.

     Income Taxes -- The provision for income taxes includes federal and state taxes currently payable and deferred taxes arising from temporary differences between income for financial statement purposes and income tax purposes.

     Concentration of Credit Risk -- The Company sells its products to a limited number of distributors and performs ongoing credit evaluations of these distributors. The Company does not require collateral for its receivables and maintains an allowance for potential credit losses. At December 31, 1996, three customers accounted for approximately 22%, 16% and 11%, respectively, of accounts receivable.

     Certain components necessary for the manufacture of the Company's products are obtained from a sole supplier or a limited number of suppliers.

     Net Income Applicable to Common Stockholders Per Share -- Net income applicable to common stockholders per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Dilutive common equivalent shares consist of stock options (using the Treasury stock method for all periods presented) as if converted for all years presented.

     In accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 83, all options to purchase shares of common stock granted by the Company during the twelve-month period prior to the filing of a proposed initial public offering are included in the calculation as if they were outstanding for all periods.

     Recent Pronouncements -- The Financial Accounting Standards Board has issued Statement No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" which is required to be adopted in 1997 and 1998. The Company does not expect the adoption of this standard to have a material impact on the Company's financial condition or results of operations.

     Reclassifications -- Certain reclassifications have been made to the 1994 and 1995 financial statements to conform to the classifications used in 1996.

2.  ALLOWANCE FOR BAD DEBTS

     Following is a summary of the allowance for bad debts (in thousands):

                                                              YEAR ENDED DECEMBER 31,
                                                        -----------------------------------
                                                         1994           1995          1996
                                                        -------         ----         ------
    Balance at beginning of year......................  $    --         $ --         $  100
    Provision for bad debts...........................       --          100            930
                                                        -------         ----         -------
    Balance at end of year............................  $    --         $100         $1,030
                                                        =======         ====         =======

                              TRITON SYSTEMS, INC.

3.  INVENTORY

     Following is a summary of inventory at December 31, 1995 and 1996 (in thousands):

                                                                          1995       1996
                                                                         ------     ------
    Parts and supplies.................................................  $1,503     $2,381
    Work in process....................................................     141        137
    Finished goods.....................................................     244        527
                                                                         ------     ------
                                                                         $1,888     $3,045
                                                                         ======     ======

4.  LONG-TERM DEBT

     Long-term debt consists of a revolving line of credit due on September 26, 2001. The line has an adjustable interest rate. At December 31, 1996, the effective interest rate thereon was 7.25%. The agreement provides for annual reductions of $1,000,000 in the available line beginning in September 1997. Based on the balance of the line at December 31, 1996, no payments would be required in 1997. In connection with the revolving line of credit, the Company has entered into a pledge and security agreement with the lender under which substantially all assets of the Company were pledged to secure the revolving credit line.

     The revolving line of credit contains certain covenants that prohibit the Company from incurring certain indebtedness, restricts investments, and prohibits cash dividends. In addition, the Company is required to maintain required quarterly net income, meet minimum debt service coverages, maintain certain leverage ratios and limit the amount of capital expenditures in any one year. The Company was in compliance with all covenants of the line at December 31, 1996. The revolving line of credit was amended in January 1997 (see Note
12). The amendment requires an annual $2.0 million reduction in the maximum available borrowing amount beginning in September 1997. Interest expense amounted to $6,000, $4,000 and $350,000 for 1994, 1995 and 1996, respectively.

5.  MANDATORILY REDEEMABLE PREFERRED STOCK

     The Company authorized and issued 114,000 shares of Series A preferred stock at a price of $100 per share in order to finance the Recapitalization. The Company authorized and issued 100,000 shares of Series B preferred stock as a stock dividend to stockholders immediately prior to the Recapitalization. Both the Series A and Series B preferred stock have a face value of $100. Dividends accrue at 10% annually and are cumulative whether or not declared and paid. Neither the Series A nor Series B preferred stockholders have any conversion rights or voting rights. The Company has recorded the Series A preferred stock at its estimated fair value on the issue date (as determined by a third-party independent appraisal) which resulted in an original issue discount of $271,000. The discount is being accreted over the life of the Series A preferred stock. The rights and preferences of the Series A and B preferred stock are as follows:

          Liquidation Rights -- The Series A and B preferred stock have certain liquidation preferences over the common stock in the event of liquidation, dissolution or winding up of the Company. The liquidation preferences entitle the preferred stockholders to receive $100 per share in addition to any accrued and unpaid dividends. The Series A preferred stockholders have preferences over the Series B stockholders in determining the order of liquidation payout. The preferred stock does not participate in the distribution of assets remaining after the preference has been paid.

          Dividend Rights -- The preferred stockholders are entitled to receive dividends in preference to the common stockholders at an annual rate of ten percent (10%) of the purchase price of $100 per share, compounded annually. As long as any preferred shares are outstanding, the Company cannot declare or pay any dividend or make any distribution to any common stock. The carrying amounts of both Series A

                              TRITON SYSTEMS, INC.

     and Series B preferred stock have been increased by amounts representing dividends accrued but not paid but which will be payable under the dividend rights of the respective series of preferred stock. The increases have been effected by a charge against retained earnings.

          Redemption Rights -- The Company may redeem all or any of the shares of the Series A preferred stock at any time. On July 31, 2002, the Company must redeem all of the shares of Series A preferred stock outstanding. The Company may also redeem all or any shares of the Series B preferred stock at any time but only if all shares of Series A preferred stock has been redeemed.

     The Company is required to redeem all of the shares of the Series A and Series B preferred stock in the event of a public offering of the Company's common stock or a merger or sale of the Company. However, the Series A stock must be redeemed prior to the Series B. The redemption price of the Series A and Series B preferred stock is $100 per share plus any accrued and unpaid dividends.

     See Note 12 regarding the subsequent redemption of the Series A and Series B preferred stock on January 24, 1997.

6.  PENSION PLAN AND 401(K) PLAN

     The Company had a simplified employee pension plan (SEP). Contributions were made to the plan at the discretion of the Company's Board of Directors and amounted to approximately $120,000 in 1995 and $100,000 in 1994. In 1996 the Company discontinued the SEP and instituted a 401(k) plan. The Company's contribution to the 401(k) plan each year is at the discretion of the Board of Directors and amounted to $264,000 in 1996 and was included in accrued expenses at December 31, 1996.

7.  INCOME TAXES

     Income taxes were as follows (in thousands):

                                                                  YEAR ENDED DECEMBER 31,
                                                                 --------------------------
                                                                 1994      1995       1996
                                                                 ----     ------     ------
    Current
      Federal..................................................  $125     $2,455     $2,830
      State....................................................    20        380        440
                                                                 -----    ------     ------
                                                                  145      2,835      3,270
                                                                 -----    ------     ------

    Deferred
      Federal..................................................    --        (17)      (538)
      State....................................................    --         (3)       (82)
                                                                 -----    ------     ------
                                                                   --        (20)      (620)
                                                                 -----    ------     ------
              Total tax expense................................  $145     $2,815     $2,650
                                                                 =====    ======     ======

                              TRITON SYSTEMS, INC.

     The Company's effective tax rate differs from the statutory federal tax rate as follows:

                                                                    YEAR ENDED DECEMBER 31,
                                                                    -----------------------
                                                                    1994     1995     1996
                                                                    ----     ----     -----
    Income taxes at statutory rate................................  34.0%    34.0%     34.0%
    Income taxed to stockholders..................................    --       --     (18.4)
    State income taxes............................................   3.5      3.3       1.7
    Non-deductible items..........................................   0.6      0.1       1.4
    Other items -- net............................................   0.3       --        --
                                                                    ----     ----     -----
              Effective tax rate..................................  38.4%    37.4%     18.7%
                                                                    ====     ====     =====

     The components of the Company's deferred tax assets were as follows (in thousands):

                                                                            DECEMBER 31,
                                                                            -------------
                                                                            1995     1996
                                                                            ----     ----
    Allowance for bad debts...............................................  $ 38     $385
    Inventory.............................................................    10       60
    Compensated absences..................................................    44       35
    Warranty reserves.....................................................    12      220
    Other -- net..........................................................   (24)      --
                                                                            ----     ----
              Total deferred tax assets...................................  $ 80     $700
                                                                            ====     ====

     From January 1, 1996 through July 25, 1996, the Company elected to be taxed as a Subchapter S corporation for federal and state income tax purposes. Therefore, taxable income during this period was taxed directly to the stockholders.

8.  STOCK OPTION PLAN

      The Company has reserved up to 1,541,707 shares of its $.01 par value Common Stock and Non-Voting Common Stock for issuance under the 1996 Stock Option Plan. Incentive stock options and non-qualified stock options may be granted under the terms of the Plan. Options are exercisable only while the optionee remains in the employ of the Company or for a short period of time thereafter. All options granted as of December 31, 1996 were non-qualified stock options and were exercisable for Non-Voting Common Stock. No incentive stock options have been granted. Options granted in 1996 were vested immediately as to 263,706 shares, vest one-third each year over 3 years as to 103,949 shares and vest one-fifth each year over 5 years as to 33,000 shares. All options expire no later than 10 years from the date of grant.

     Transactions in the plan are as follows:

                                                                      OPTIONS OUTSTANDING
                                                    SHARES       ------------------------------
                                                   AVAILABLE     SHARES UNDER         PRICE
                                                   FOR GRANT        OPTION          PER SHARE
                                                   ---------     ------------     -------------
    Authorized...................................  1,541,707             --                  --
    Granted......................................    400,655        400,655       $1.21 - $4.97
    Exercised....................................         --             --                  --
                                                     -------        -------       -------------
              Balance at December 31, 1996.......  1,141,052        400,655       $1.21 - $4.97
                                                     =======        =======       =============

     Options to purchase 263,706 shares were exercisable at December 31, 1996.

                              TRITON SYSTEMS, INC.

     The Company is applying APB opinion No. 25 and related interpretations in accounting for the Plan. All shares granted in 1996 were at or above the estimated fair market value on the date of grant, as determined by the Board of Directors of the Company and confirmed by an independent third party appraisal. Accordingly, no compensation expense has been recognized. If the Company determined compensation cost based on the fair value at the date of grant, consistent with the requirements of Financial Accounting Standards Board Statement No. 123 "Accounting for Stock Based Compensation," the effect on the Company's net income and net income applicable to common stockholders would not have been material and, accordingly, the pro forma effects of such costs have not been presented. In computing these pro forma amounts the Company has assumed a risk-free interest rate equal to approximately 6 1/2%, expected life of approximately 3 years, no volatility and no dividends. The effects of applying SFAS No. 123 in this disclosure are not indicative of future amounts.

9.  SIGNIFICANT CUSTOMERS

     For the year ended December 31, 1994, one customer accounted for 27% of the Company's net sales. For the year ended December 31, 1995, one customer accounted for 12% of the Company's net sales. For the year ended December 31, 1996, two customers accounted for 22% and 19%, respectively, of the Company's net sales. In addition, the Company's five largest customers, in the aggregate, accounted for approximately 62% of the Company's net sales in 1996.

10.  RELATED PARTY TRANSACTIONS

     Prior to December 30, 1996, the Company leased its headquarters and manufacturing facility and telephone system from three major officers and stockholders. Under the lease, dated February 1, 1995, the Company paid rent ranging from $9,666 to $16,332 per month. On December 30, 1996, the Company purchased the land, building and telephone system from the officers and stockholders for an aggregate of $631,257, an amount agreed upon by the disinterested members of the Board of Directors after review of independent appraisals. From October 30, 1995 through February 14, 1996, the Company made loans to an entity owned by the three stockholders in the aggregate principal of $176,000, at an annual interest rate of 9.75%, the proceeds of which were used for improvements to the Company headquarters. The loans were repaid in full in July 1996.

11.  COMMITMENTS

     On July 25, 1996, the Company entered into certain employment agreements for a three year period. These employment agreements, as amended, require aggregate minimum payment of $375,000 annually. Such agreements provide for annual salary increases and bonuses as determined by the Board of Directors.

12.  SUBSEQUENT EVENTS

     1997 Stock Purchase Plan -- On January 23, 1997, the Board of Directors adopted the 1997 Employee Stock Purchase Plan and authorized the issuance of up to 250,000 shares of common stock under this plan to participating employees. On the first day of each purchase period, participating employees will be granted an option to purchase up to 500 shares of common stock. The exercise price for the option for each purchase period is the lesser of 85% of the fair market value of the common stock on the first or last business day of the purchase period.

     Stock Splits -- On January 23, 1997, the Company's Board of Directors approved a 1.65 for 1 stock split to be effected on January 27, 1997. All share and per share data in the accompanying financial statements have been retroactively restated to reflect the stock split.

                              TRITON SYSTEMS, INC.

     Stock Offering -- On January 23, 1997, the Company's Board of Directors authorized management of the Company to file a Registration Statement with the Securities and Exchange Commission relating to the initial public offering of shares of common stock. The Board has also directed that the net proceeds to the Company from the offering be used to retire the revolving credit line.

     Redemption of Mandatorily Redeemable Series A and B Preferred Stock -- On January 24, 1997, the Company redeemed all of the outstanding shares of Series A preferred stock for an aggregate redemption price of $11,400,000 (plus accrued dividends of $580,000), and all outstanding shares of Series B preferred stock for an aggregate redemption price of $10,000,000 (plus accrued dividends of $508,000). The redemption was financed in part through $21,818,000 in additional borrowings under the Company's revolving line of credit, the availability under which was increased from $15.0 to $30.0 million pursuant to an amendment to the revolving credit facility. In connection with the increase in availability under the revolving line of credit, the Company issued a warrant to purchase 32,109 shares of common stock at an exercise price equal to the initial public offering price per share to an affiliate of the Bank. The warrant expires in January 2007 and is presently exercisable. The amendment to the revolving line of credit provides for annual reductions of $2.0 million in the available line beginning in September 1997.

     Amendment to Articles -- On January 27, 1997, the Company's Articles of Incorporation were amended to increase the number of authorized shares of common stock, par value $.01 per share, from 10,000,000 to 40,000,000 and to set the number of authorized shares of undesignated preferred stock, par value $.01 per share, at 5,000,000.

13.  UNAUDITED PRO FORMA INFORMATION

     Pro Forma Balance Sheet Information -- The pro forma balance sheet information is adjusted for the pro forma effect of the redemption of all mandatorily redeemable preferred stock at its required redemption price at December 31, 1996 of approximately $22,345,000 and its replacement with long-term debt funded by a $21,818,000 increase in the Company's revolving line of credit and a deemed use of $527,000 in cash.

     Pro Forma Net Income Applicable to Common Stockholders -- The pro forma adjustments reflect what the effect on historical net income applicable to common stockholders would have been if the Company had not elected to be taxed as a Subchapter S corporation during the period from January 1, 1996 through July 25, 1996. The adjustments include a provision for federal and state income taxes at an effective rate of 38.7% as if the Company was subject to such taxes during such period. In connection with the Recapitalization on July 25, 1996, the Company terminated its status as a Subchapter S corporation. The 1996 historical net income applicable to common stockholders is also adjusted by (i) the additional interest expense (net of tax) as if the additional $21,818,000 borrowed to fund in part the redemption of the mandatorily redeemable preferred stock had been incurred on July 25, 1996 and (ii) the elimination of accretion of dividends and redemption value on the mandatorily redeemable preferred stock to reflect such redemption. Pro forma net income applicable to common stockholders per share is based on the weighted average number of common and dilutive common equivalent shares (common stock options) outstanding.

                                  * * * * * *

APPENDIX


PAGE 26:

        [Graphic omitted: line chart showing the number of ATMs installed at on-premise and off-premise locations over the 1991-1995 period and the corresponding compound annual growth rates of 19.9% for off-premise ATMs and 6.8% for on-premise ATMs. Source: The Forrester Report, Forrester Research, Inc.]

INSIDE FRONT COVER:

     [Graphic omitted: photograph showing Triton Systems Model 9500 Cash Dispenser - located in a shopping mall.]

     [Graphic omitted: photograph showing Triton Systems Model 9500 Cash Dispenser - located in a convenience store.]

INSIDE BACK COVER:

     [Graphic omitted: photograph showing miniATM Scrip Terminal]

     [Graphic omitted: photograph showing Model 9500 Single Cassette miniATM]

     [Graphic omitted: photograph showing ATMjr. + CAS]

     [Graphic omitted: photograph showing Model 9515 Multiple Cassette miniATM]

================================================================================


     No dealer, salesperson or any other person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Underwriters. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities other than the shares of Common Stock to which it relates or an offer to, or a solicitation of, any person in any jurisdiction in which such offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company or that the information contained herein is correct as of any time subsequent to the date hereof.

         ------------------------------

               TABLE OF CONTENTS

         ------------------------------

                                        Page
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    6
Use of Proceeds.......................   14
Dividend Policy.......................   14
Capitalization........................   15
Dilution..............................   16
Selected Financial Data...............   17
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   19
Business..............................   25
Management............................   36
Certain Transactions..................   41
Principal Stockholders................   43
Description of Capital Stock..........   45
Shares Eligible for Future Sale.......   48
Underwriting..........................   50
Legal Matters.........................   51
Experts...............................   52
Additional Information................   52
Index to Financial Statements.........  F-1

         ------------------------------

     Until          , 1997 (25 days after the date of this Prospectus), all
dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
================================================================================

================================================================================


                   2,800,000 SHARES


                 [TRITON SYSTEMS LOGO]

                     COMMON STOCK

            ------------------------------

                      PROSPECTUS

            ------------------------------
                 MONTGOMERY SECURITIES

                   SMITH BARNEY INC.

                 THE ROBINSON-HUMPHREY
                      COMPANY, INC.

                            , 1997

================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth various expenses in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts shown are estimates except for the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee:

                                                                                 AMOUNT
                                                                                --------
    Registration fee under the Securities Act.................................  $ 19,028
    NASD filing fee...........................................................     6,779
    Nasdaq National Market listing fee........................................    50,000
    Legal fees and expenses...................................................   275,000
    Accounting fees and expenses..............................................    75,000
    Blue Sky fees and expenses................................................    15,000
    Printing, engraving and mailing expenses..................................    85,000
    Transfer agent fees and expenses..........................................     5,000
    Miscellaneous.............................................................    69,193
                                                                                --------
              Total...........................................................  $600,000
                                                                                ========

     All the above expenses will be paid by the Company.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company's Articles of Incorporation and By-laws provide for indemnification of the officers and directors of the Company to the fullest extent permitted by Mississippi law, including some instances with respect to directors where indemnification is otherwise discretionary under Mississippi law. The Articles of Incorporation and By-laws provide that the Company shall indemnify, and upon request shall advance expenses to, in the manner and to the full extent permitted by law, any officer or director who was or is a party to, or is threatened to be made a party to, any threatened, pending or completed action, suit or proceeding; provided, however, the Company shall not indemnify an officer or director if a judgment or final adjudication adverse to the officer or director establishes his liability for (i) the amount of financial benefit received by a director to which he is not entitled, (ii) an intentional infliction of harm on the Company or its stockholders, (iii) a violation of
Section 79-4-8.33 of the Mississippi Business Corporation Act relating to unlawful distributions, or (iv) an intentional violation of criminal law. Reference is made to the Company's Articles of Incorporation and By-laws filed as Exhibits 3.2 and 3.4 hereto.

     The Company intends to purchase insurance with respect to, among other things, the liabilities that may arise under the statutory provisions referred to above. The directors and officers of the Company also are insured against certain liabilities, including certain liabilities arising under the Securities Act of 1933, which might be incurred by them in such capacities and against which they are not indemnified by the Company.

     Reference is hereby made to Section 11 of the Underwriting Agreement filed as Exhibit 1.1 hereto, which provides for indemnification of the Company, its directors, officers and controlling persons.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     Since January 1, 1994, the Company has issued the following securities (giving effect to the 1.65:1 stock split effected in the form of a stock dividend on January 27, 1997), none of which have been registered under the Securities Act of 1933, as amended (the "Act"):

          (a) On July 25, 1996, the Company issued and sold an aggregate of $5.5 million in principal amount of 12% Subordinated Debentures due 2001 of the Company to Summit Investors III, L.P. and Summit Subordinated Debt Fund, L.P. in a private venture capital financing.

          (b) On July 25, 1996, the Company issued an aggregate of 114,000 shares of Series A Preferred Stock for aggregate consideration of $11,400,000 in a private venture capital financing, at a price of $100 per share, to Summit Ventures IV, L.P. and Summit Investors III, L.P.

          (c) On July 25, 1996, the Company issued 6,863,999 shares of Common Stock for aggregate consideration of $100,000 in a private venture capital financing, to Summit Ventures IV, L.P., Summit Investors III, L.P. and Summit Subordinated Debt Fund, L.P.

          (d) Between July 25, 1996 and January 23, 1997, the Company granted options to purchase an aggregate of 433,655 shares of Non-Voting Common Stock to employees and directors under the Company's 1996 Stock Option Plan.

     No underwriters were involved in any of the foregoing transactions. Such sales of stock and grants of options were made in reliance upon an exemption from the registration provisions of the Act set forth in Section 4(2) thereof relative to sales by an issuer not involving a public offering or the rules and regulations thereunder, or, in the case of certain options to purchase Common Stock, Rule 701 of the Act. All of the foregoing securities are deemed restricted securities for purposes of the Act.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits. The following is a list of exhibits filed as part of the Registration Statement.


EXHIBIT NO.                                         TITLE
-----------   ----------------------------------------------------------------------------------
      1.1     Form of Underwriting Agreement
     *3.1     Restated Articles of Incorporation of the Company
     *3.2     Form of Restated Articles of Incorporation of the Company, to be effective upon the closing of the offering
     *3.3     By-Laws of the Company
     *3.4     Form of By-Laws of the Company, to be effective upon the closing of the offering
     *4.1     Specimen stock certificate representing the shares of Common Stock
      5.1     Opinion of Hutchins, Wheeler & Dittmar, A Professional Corporation, as to the
              legality of the securities being registered
    *10.1     Stock Purchase and Redemption Agreement, dated July 25, 1996
    *10.2     Redemption Agreement among the Company and the Shareholders, dated July 25, 1996
    *10.3     Shareholders' Agreement among the Company and the Shareholders, dated July 25,
              1996
    *10.4     Registration Rights Agreement among the Company and the Shareholders, dated July
              25, 1996
    *10.5     Credit Agreement between the Company and The First National Bank of Boston, dated
              September 26, 1996
    *10.6     Revolving Credit Note to The First National Bank of Boston, dated September 26,
              1996
    *10.7     Pledge and Security Agreement between the Company and The First National Bank of
              Boston, dated September 26, 1996

EXHIBIT NO.                                         TITLE
-----------   ----------------------------------------------------------------------------------
    *10.8     Collateral Assignment and Security Agreement in Respect of Stock Purchase and
              Redemption Agreement between the Company and The First National Bank of Boston, dated September 26, 1996
    *10.9     Triton Systems, Inc. 1996 Stock Option Plan
   *10.10     Triton Systems, Inc. 1997 Employee Stock Purchase Plan
   *10.11     Employment Agreement with Ernest L. Burdette, dated July 25, 1996
   *10.12     Employment Agreement with Frank J. Wilem, Jr., dated July 25, 1996
   *10.13     Employment Agreement with Robert E. Sandoz, dated July 25, 1996
   *10.14     Purchase and Sale Agreement, among the Company, Ernest L. Burdette, Frank J.
              Wilem, Jr. and Robert E. Sandoz, dated December 31, 1996
   *10.15     Amendment to Employment Agreement with Ernest L. Burdette, dated December 31, 1996
   *10.16     Amendment to Employment Agreement with Frank J. Wilem, Jr., dated December 31,
              1996
   *10.17     Amendment to Employment Agreement with Robert E. Sandoz, dated December 31, 1996
   *10.18     First Amendment to Credit Agreement, dated January 24, 1997, by and between the
              Company and The First National Bank of Boston
   *10.19     First Amendment to Promissory Note, dated as of January 24, 1997, by and between the Company and The First National Bank of Boston
   *10.20     First Amendment to Security Documents, dated January 24, 1997, by and between the
              Company and The First National Bank of Boston
   *10.21     Warrant to Purchase Common Stock of Triton Systems, Inc., dated as of January 24,
              1997
   *10.22     Co-Sale Agreement, dated as of January 24, 1997 by and among the Company, Summit
              Ventures IV, L.P., Summit Investors III, L.P. and Summit Subordinated Debt Fund,
              L.P. and F.S.C. Corp.
   *10.23     Second Amendment to Credit Agreement, dated as of April 9, 1997, by and between the Company and The First National Bank of Boston
   *10.24     First Amendment to Warrant to Purchase Common Stock of Triton Systems, Inc., dated as of April 9, 1997
    *11.1     Statement re computation of per share earnings
    *21.1     Subsidiaries
     23.1     Consent of Deloitte & Touche LLP
     23.3     Consent of Hutchins, Wheeler & Dittmar, A Professional Corporation (included in
              Exhibit 5.1)
    *24.1     Power of Attorney
    *27.1     Financial Data Schedule


------------------------
 * Previously filed

     (b) Financial Statement Schedules. Financial statement schedules have not been filed with this Registration Statement since either they are not applicable or the required information has been included in the Company's financial statements.

ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Articles of Incorporation, as amended, and Bylaws of the Registrant and the laws of the State of Mississippi, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          2. For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, Commonwealth of Massachusetts on the 15th day of April, 1997.


                                            TRITON SYSTEMS, INC.

                                                      /S/ ERNEST L. BURDETTE
                                            By: ................................
                                                      ERNEST L. BURDETTE
                                                PRESIDENT AND CHIEF EXECUTIVE
                                                            OFFICER

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                SIGNATURE                                TITLE                      DATE
------------------------------------------   ------------------------------    ---------------

          /S/ ERNEST L. BURDETTE             President, Chief Executive         April 15, 1997
 ........................................    Officer and Director
            ERNEST L. BURDETTE               (principal executive officer)

        /S/ JEFFREY A. BANDROWSKI            Vice President-Chief Financial     April 15, 1997
 ........................................    Officer (principal accounting
          JEFFREY A. BANDROWSKI              and financial officer)

                    *                        Director                           April 15, 1997
 ........................................
             ROBERT E. SANDOZ

                    *                        Director                           April 15, 1997
 ........................................
           FRANK J. WILEM, JR.

                    *                        Director                           April 15, 1997
 ........................................
            JOSEPH F. TRUSTEY

                    *                        Director                           April 15, 1997
 ........................................
              KEVIN P. MOHAN

                    *                        Director                           April 15, 1997
 ........................................
          CHARLES A. EMLING, III

                    *                        Director                           April 15, 1997
 ........................................
             THOMAS A. COOPER

      By: /S/ JEFFREY A. BANDROWSKI
  ............................... ......
          JEFFREY A. BANDROWSKI
           AS ATTORNEY-IN-FACT
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                                      II-5

                                 EXHIBIT INDEX


EXHIBIT NO.                                    TITLE
-----------   -----------------------------------------------------------------------
     1.1      Form of Underwriting Agreement
    *3.1      Restated Articles of Incorporation of the Company
    *3.2      Form of Restated Articles of Incorporation of the Company, to be
              effective upon the closing of the offering
    *3.3      By-Laws of the Company
    *3.4      Form of By-Laws of the Company, to be effective upon the closing of the offering
    *4.1      Specimen stock certificate representing the shares of Common Stock
     5.1      Opinion of Hutchins, Wheeler & Dittmar, A Professional Corporation, as
              to the legality of the securities being registered
   *10.1      Stock Purchase and Redemption Agreement, dated July 25, 1996
   *10.2      Redemption Agreement among the Company and the Shareholders, dated July
              25, 1996
   *10.3      Shareholders' Agreement among the Company and the Shareholders, dated
              July 25, 1996
   *10.4      Registration Rights Agreement among the Company and the Shareholders, dated July 25, 1996
   *10.5      Credit Agreement between the Company and The First National Bank of
              Boston, dated September 26, 1996
   *10.6      Revolving Credit Note to The First National Bank of Boston, dated
              September 26, 1996
   *10.7      Pledge and Security Agreement between the Company and The First
              National Bank of Boston, dated September 26, 1996
   *10.8      Collateral Assignment and Security Agreement in Respect of Stock
              Purchase and Redemption Agreement between the Company and The First
              National Bank of Boston, dated September 26, 1996
   *10.9      Triton Systems, Inc. 1996 Stock Option Plan
   *10.10     Triton Systems, Inc. 1997 Employee Stock Purchase Plan
   *10.11     Employment Agreement with Ernest L. Burdette, dated July 25, 1996
   *10.12     Employment Agreement with Frank J. Wilem, Jr., dated July 25, 1996
   *10.13     Employment Agreement with Robert E. Sandoz, dated July 25, 1996
   *10.14     Purchase and Sale Agreement, among the Company, Ernest L. Burdette,
              Frank J. Wilem, Jr. and Robert E. Sandoz, dated December 31, 1996
   *10.15     Amendment to Employment Agreement with Ernest L. Burdette, dated
              December 31, 1996
   *10.16     Amendment to Employment Agreement with Frank J. Wilem, Jr., dated
              December 31, 1996
   *10.17     Amendment to Employment Agreement with Robert E. Sandoz, dated December
              31, 1996
   *10.18     First Amendment to Credit Agreement, dated January 24, 1997, by and between the Company and The First National Bank of Boston
   *10.19     First Amendment to Promissory Note, dated as of January 24, 1997, by and between the Company and The First National Bank of Boston

EXHIBIT NO.                                    TITLE
-----------   -----------------------------------------------------------------------
   *10.20     First Amendment to Security Documents, dated January 24, 1997, by and between the Company and The First National Bank of Boston
   *10.21     Warrant to Purchase Common Stock of Triton Systems, Inc., dated as of
              January 24, 1997
   *10.22     Co-Sale Agreement, dated as of January 24, 1997 by and among the
              Company, Summit Ventures IV, L.P., Summit Investors III, L.P. and
              Summit Subordinated Debt Fund, L.P. and F.S.C. Corp.
   *10.23     Second Amendment to Credit Agreement, dated as of April 9, 1997, by and between the Company and The First National Bank of Boston
   *10.24     First Amendment to Warrant to Purchase Common Stock of Triton Systems,
              Inc., dated as of April 9, 1997
   *11.1      Statement re computation of per share earnings
   *21.1      Subsidiaries
    23.1      Consent of Deloitte & Touche LLP
    23.3      Consent of Hutchins, Wheeler & Dittmar, A Professional Corporation
              (included in Exhibit 5.1)
   *24.1      Power of Attorney
   *27.1      Financial Data Schedule


------------------------
* Previously filed